Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

GINGER ACQUISITION, INC.,

GINGER MERGER SUB, INC.

and

RADIUS HEALTH, INC.

Dated as of June 23, 2022

-i-

-ii-

-iii-

Section 8.12.	Service of Process	86

Section 8.13.	Specific Performance	86

Section 8.14.	Interpretation	86

Annexes

Annex I	Conditions to the Offer
Annex II	Form of Contingent Value Rights Agreement
Annex III	Certificate of Incorporation
Annex IV	Bylaws
Annex V	Debt Commitment Letter
Annex VI	Equity Commitment Letter

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 23, 2022 (this “Agreement”), among Ginger Acquisition, Inc., a Delaware corporation (“Parent”), Ginger Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Purchaser”), and Radius Health, Inc., a Delaware corporation (the “Company”).

WHEREAS, (a) Parent has agreed to cause Purchaser to commence a tender offer (such offer, as amended, extended or supplemented from time to time as permitted by this Agreement, the “Offer”) to purchase all of the shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) that are outstanding, for the Offer Price (as defined below) and (b) as soon as practicable after the acquisition of Shares in accordance with the Offer and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company, with the Company being the surviving corporation (the “Merger”), and each Share, other than Shares cancelled in accordance with Section 2.1(b) and Dissenting Shares (as defined below), that is not tendered and accepted in accordance with the Offer will thereupon be cancelled and converted into the right to receive the Offer Price, on the terms and conditions set forth herein;

WHEREAS, the boards of directors of Parent, Purchaser and the Company each have approved the Offer and the other transactions set forth in this Agreement, including the Merger following the Offer, in accordance with the DGCL and on the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Contemplated Transactions (as defined below) are fair to, and in the best interests of, the Company and the holders of the Shares, and that it is advisable to enter into this Agreement, (ii) adopted this Agreement and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their shares on the terms and subject to the conditions set forth herein;

WHEREAS, the boards of directors of Parent and Purchaser each have, on the terms and subject to the conditions set forth herein, adopted this Agreement and approved the Contemplated Transactions, including the Offer and the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each Equity Investor has entered into an Equity Commitment Letter (as defined below) and Parent has received and accepted a Debt Commitment Letter (as defined below);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each Equity Investor has delivered to the Company a guaranty (the “Guaranty”), pursuant to which such Equity Investor has agreed to guarantee certain of the obligations of Parent and Purchaser hereunder; and

WHEREAS, Parent, as sole stockholder of Purchaser, has approved the adoption of this Agreement and approved the Contemplated Transactions, including the Offer and the Merger;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1. The Offer.

(a) Provided that this Agreement has not been validly terminated in accordance with Article VII of this Agreement and subject to the Company having provided any information required to be provided by it pursuant to Section 1.2, no later than the fifteenth (15th) Business Day following the date of this Agreement, Purchaser shall, and Parent shall cause Purchaser to, commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act), the Offer with a consideration per Share of (x) $10.00, payable to the holder thereof in cash, without interest but subject to reduction for any applicable withholding Taxes payable in respect thereof (such price, or any higher price per Share that may be paid in accordance with the Offer, the “Cash Consideration”) and (y) one (1) contractual contingent value right (a “CVR”) that shall represent the right to receive $1.00 upon satisfaction of certain conditions set forth in the Contingent Value Rights Agreement in the form attached hereto as Annex II (the “CVR Agreement”) to be entered into between Parent and a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”), if any, at the times provided for in the CVR Agreement, without interest thereon (the Cash Consideration and one (1) CVR, collectively, the “Offer Price”). The obligations of Purchaser to accept for payment and to pay for any Shares validly tendered and not withdrawn prior to the expiration of the Offer (as it may be extended in accordance with this Section 1.1(a)) will be subject only to the conditions set forth in Annex I (each of conditions (i) through (iii), an “Offer Condition”). Subject to the prior satisfaction or waiver by Parent and Purchaser of the Offer Conditions, Purchaser shall consummate the Offer in accordance with the terms of such Offer, and accept for payment and pay for all Shares tendered and not withdrawn promptly following the acceptance of Shares for payment in accordance with the Offer (the time of such acceptance for payment, the “Acceptance Time”). The Offer will be made by an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement and the Offer Conditions. Parent and Purchaser shall cause the Acceptance Time to be 12:01 a.m. Eastern Time on the Business Day that immediately follows the Expiration Date (as defined below). Parent and Purchaser reserve the right to waive any of the Offer Conditions, to increase the Offer Price (subject to the Company’s prior consent for any increase of less than $0.10) and to make any other changes in the Offer. Purchaser shall not, and Parent shall cause Purchaser not to, decrease the Offer Price, change the form of consideration payable in the Offer, decrease the number of Shares sought in the Offer, amend, modify or waive the Minimum Condition (as defined in Annex I), extend the Expiration Date except as required or permitted by this Section 1.1, impose additional conditions to, or amend, modify or waive the conditions set forth in Annex I in a manner adverse to, holders of Shares or provide for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act, except as set forth below, in each case, without the prior written consent of the Company. Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties’ respective termination rights under Article VII:

(i) Subject to the termination rights under Article VII, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer (A) for any extension period required by any Law, any injunction or decree issued by any Governmental Body, or any rule, regulation or interpretation of the SEC, its staff or Nasdaq or its staff, in any such case which is applicable to the Offer, (B) for successive extension periods of up to ten (10) Business Days, if, as of the applicable Expiration Date, either (x) any waiting period (and any extensions thereof) or any approvals or clearances applicable to the Offer or the consummation of the Merger in accordance with the HSR Act have not expired, been terminated or been obtained, as applicable, or (y) any of the Offer Conditions set forth in Annex I hereof (other than the Minimum Condition) is not satisfied, in order to permit such Offer Condition to be satisfied; and (C) for no more than three (3) successive extension periods of up to ten (10) Business Days per extension period, if, at the applicable Expiration Date, (x) there has not been a Change of Board Recommendation, (y) each Offer Condition other than the Minimum Condition is capable of being satisfied or waived (if permitted hereunder), and (z) the Minimum Condition is not satisfied, in order to permit such Minimum Condition to be satisfied; and

(ii) Purchaser, without the consent of the Company, may extend the Offer (A) for additional periods of up to ten (10) Business Days per extension period (or a longer extension period as may be approved in advance by the Company), if, as of any Expiration Date, any Offer Condition is not satisfied and has not been irrevocably waived by Parent and Purchaser in writing, in order to permit such Offer Condition to be satisfied, and (B) for additional periods of up to ten (10) Business Days per extension period (or a longer extension period as may be approved in advance by the Company), if (x) all of the Offer Conditions have been satisfied or waived, (y) the full amount of the Debt Financing necessary to pay the Financing Amount has not been funded and will not be funded at the Acceptance Time, and (z) Parent and Purchaser acknowledge and agree that the Company may terminate this Agreement pursuant to, and in accordance with and upon the satisfaction of the requirements set forth in Section 7.3(c) and receive the Parent Termination Fee pursuant to, and only in accordance with, Section 7.5(f)(i) in order to permit the funding of the full amount of the Debt Financing necessary to pay the Financing Amount;

provided, however, that in no event will Purchaser be required to, and without the Company’s consent shall not, extend the Offer beyond the Outside Date (as defined below). Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is validly terminated pursuant to Article VII. In addition, in the event this Agreement is terminated in accordance with the terms of Article VII, Purchaser, at such time, shall irrevocably and unconditionally terminate the Offer. If the Offer is terminated by Purchaser, or if this Agreement is terminated pursuant to Article VII prior to the acquisition of Shares in the Offer, Purchaser shall promptly (and in any event within two (2) Business Days of such termination) return, and shall cause any depositary or other agent acting on behalf of Purchaser to return, in accordance with applicable Law, all Shares tendered into the Offer to the registered holders thereof.

(b) On the date of commencement of the Offer, Parent and Purchaser shall file with the SEC, in accordance with Regulation M-A promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement and all information required by applicable Law (collectively, together with any amendments and supplements thereto, the “Offer Documents”). Subject to Section 5.3, the Company hereby consents to the inclusion in the Offer Documents of the recommendation and the approval of the Company Board referenced in Section 3.2. Subject to the Company’s compliance in all material respects with Section 1.2(b), Parent and Purchaser shall take all actions necessary to cause the Offer Documents to be filed with the SEC and disseminated to holders of the Shares, in each case, as and to the extent required by Law. Parent, on the one hand, and the Company, on the other hand, shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information will have become false or misleading in any material respect or as otherwise required by Law. Parent and Purchaser shall take all actions necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to holders of the Shares, in each case, as and to the extent required by Law. The Company will be given a reasonable opportunity to review and comment on the Schedule TO and any amendment thereto before it is filed with the SEC, and Parent and Purchaser shall give reasonable consideration to any such comments. In addition, Parent and Purchaser shall provide the Company with any comments, whether written or oral, that Parent, Purchaser or their counsel may receive from time to time prior to the expiration or termination of the Offer, from the SEC or its staff with respect to the Offer Documents, promptly after receipt of such comments, and any written or oral responses thereto, and the Company will have the right to consult with Parent, Purchaser and their counsel prior to responding to any such comments, either in written or oral form. Subject to the foregoing, the Parent and the Purchaser shall respond to any such comments promptly after they are received.

(c) Subject to the terms and conditions of this Agreement, unless extended in accordance with the terms of this Agreement, the Offer will expire at one minute after 11:59 p.m. Eastern Time on the twentieth (20th) Business Day (calculated in accordance with Rule 14d-1(g)(3) and 14d-2 under the Exchange Act) following (and including the day of) the commencement of the Offer (the “Initial Expiration Date”) or, if the Offer has been extended in accordance with Section 1.1(a) of this Agreement, at the time and date to which the Offer has been so extended (the Initial Expiration Date, or such later time and date to which the Offer has been extended in accordance with this Agreement, the “Expiration Date”).

(d) Purchaser shall provide, or cause to be provided, to the Paying Agent promptly following the Acceptance Time (and in any event prior to the Closing Date), all funds necessary to pay the aggregate Offer Price with respect to Shares that have been validly tendered and not withdrawn in accordance with the Offer and that Purchaser is obligated to accept for payment in accordance with the Offer and permitted to accept for payment in accordance with Law, provided, that the Purchaser shall not accept for payment or pay for any Shares if, as a result, the Purchaser would acquire less than the number of Shares necessary to satisfy the Minimum Condition. Purchaser shall not permit holders of Shares to tender Shares pursuant to the Offer pursuant to guaranteed delivery procedures. Purchaser shall promptly (and in any event within two (2) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time cause the Paying Agent to pay for all Shares validly tendered (and not validly withdrawn) in the Offer. The Company shall instruct its transfer agent to register the transfer of the Shares accepted for payment by Purchaser in the Offer effective immediately after the Acceptance Time.

Section 1.2. Company Actions.

(a) The Company shall, as promptly as reasonably practicable after the Offer Documents are filed (and in any event on or prior to the fifteenth (15th) Business Day following the date of this Agreement), in a manner that complies with Rule 14d-9 promulgated under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) which will, subject to Section 5.3, contain the recommendation of the Company Board referenced in Section 3.2, all information required by Law, and the notice and other information required by Section 262(d)(2) of the DGCL such that the Schedule 14D-9 will constitute a valid notice of appraisal rights under Section 262(d)(2) of the DGCL. Subject to Parent and Purchaser’s compliance in all material respects with the terms of Section 1.1, the Company agrees to take all actions necessary to cause the Schedule 14D-9 to be filed with the SEC and disseminated to holders of the Shares, in each case, as and to the extent required by Law. The Company shall adopt the Stockholder List Date (as defined below) as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL; provided, however, that such record date will not be more than ten (10) calendar days prior to the date that the Schedule 14D-9 is first mailed. The Company, on the one hand, and Parent and Purchaser, on the other hand, shall promptly correct and supplement any information provided by it for use in the Schedule 14D-9 if and to the extent that such information will have become false or misleading in any material respect or as otherwise required by Law. The Company agrees to take all actions necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of the Shares, in each case, as and to the extent required by Law; provided, however, that any such filing of the corrected Schedule 14D-9 will not, without the prior written consent of Parent, waive, extend or restart the notice period for purposes of Section 262(d)(2) of the DGCL. Parent and Purchaser will be given the opportunity to review and comment on the Schedule 14D-9 and any amendment thereto before filing with the SEC, and the Company shall give reasonable consideration to any such comments. In addition, the Company agrees to provide Parent and Purchaser any comments, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and to consult with Parent, Purchaser and their counsel prior to responding to any such comments, either in written or oral form. Subject to the foregoing, the Company shall respond to any such comments promptly after they are received.

(b) The Company shall promptly furnish to Parent and the Purchaser, for inclusion in the Offer Documents, all information concerning the Company and its stockholders required by applicable Law or reasonably requested by Parent or the Purchaser to be included in the Offer Documents. The Company shall promptly furnish, or cause to be furnished, to Parent or Purchaser mailing labels, security position listings and all available listings and computer files containing the names and addresses of the record of the Shares as of a recent date (such date, the “Stockholder List Date”), and of those Persons becoming record holders subsequent to such date, and shall promptly furnish Parent or Purchaser with such information and assistance (including lists of record of the Shares, updated periodically, and their addresses, mailing labels and lists of security positions) as Parent or Purchaser or its agents may reasonably request. Subject to Law, such information will be held confidential by Parent and Purchaser in accordance with the Confidential Disclosure Agreement. Parent and Purchaser shall, and shall cause their agents and Representatives to, use such information only in connection with the making of the Offer pursuant to the terms of this Agreement. If this Agreement shall be terminated, Parent shall, upon request, deliver, and shall cause its agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control. For the avoidance of doubt, the parties agree that the Confidential Disclosure Agreement does not restrict any action taken to prepare, file or disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated hereby, in each case, in the manner contemplated by this Agreement. Subject to the requirements of applicable Law and provided that the Company shall not have made a Change of Board Recommendation, the Company shall, and shall cause its directors, officers and employees to, and shall use its reasonable best efforts to cause its other applicable Representatives to, use their reasonable best efforts to make solicitations and recommendations to the record holders and beneficial owners of Shares for purposes of causing the Minimum Condition to be satisfied.

Section 1.3. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time (as defined below), Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser will be vested in the Surviving Corporation, and all obligations, debts, liabilities and duties of the Company and Purchaser will be the obligations, debts, liabilities and duties of the Surviving Corporation.

Section 1.4. Closing; Effective Time. Subject to the provisions of this Agreement and pursuant to the DGCL, the closing of the Merger (the “Closing”) will take place by the remote exchange of documents as soon as practicable following the Acceptance Time, but in no event later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree (such date, the “Closing Date”). At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Purchaser and the Company, being hereinafter referred to as the “Effective Time”) and shall make all other filings or recordings required under the DGCL in connection with the Merger.

Section 1.5. Effects of the Merger. The Merger will have the effects set forth in this Agreement, the Certificate of Merger and the DGCL.

Section 1.6. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex I, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Purchaser, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Annex IV, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.7. Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation, or removal, or until his or her successor is duly elected and qualified in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Section 1.8. Merger Without a Vote of Stockholders. The Merger will be governed by Section 251(h) of the DGCL. The parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

Section 2.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, the following will occur:

(a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 2.1(b) and any Dissenting Shares) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”);

(b) each Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time will be cancelled and retired without any conversion thereof;

(c) each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one (1) share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation after the Effective Time; and

(d) each Dissenting Share immediately prior to the Effective Time will be cancelled and retired without any conversion thereof, and Dissenting Shares will thereafter only represent the right to receive payment pursuant to Section 262 of the DGCL and as described in Section 2.3.

Section 2.2. Treatment of Equity Awards.

(a) Effective as of five (5) Business Days prior to, and conditional upon the occurrence of, the Effective Time, each holder of an outstanding Company Stock Option that qualifies as an “incentive stock option” within the meaning of Section 422(b) of the Code, whether vested or unvested, shall be entitled to exercise such Company Stock Option in full by providing the Company with a notice of exercise and full payment of the applicable exercise price in accordance with and subject to the terms of the applicable Company Equity Plan and award agreement.

(b) (i) Each Company Stock Option, Company RSU and Company PSU (the Company RSUs and the Company PSUs, collectively, “Company Equity Awards”) that is outstanding and unvested immediately prior to the Effective Time that vests solely based on the holder’s continued employment or service, will vest in full at the Effective Time, and (ii) each Company Stock Option and Company Equity Award that does not vest solely based on the holder’s continued employment or service, will vest (in part or in full) based on achievement of the specified performance in accordance with the terms and conditions of the Company Stock Option or Company Equity Award, as applicable, and further as set forth on Section 2.2(b)(ii) of the Company Disclosure Letter and the unvested portion of such award will be cancelled for no consideration at the Effective Time.

(c) At the Effective Time, (i) each In-the-Money Option that is outstanding will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive (without interest), in consideration of the cancellation of such Company Stock Option, (A) an amount in cash (less applicable Tax withholdings pursuant to Section 2.6) equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Cash Consideration over the applicable exercise price per Share under such Company Stock Option, and (B) one (1) CVR for each Share subject thereto (the “Option Consideration”), and (ii) each Company Stock Option that is not an In-the-Money Option shall be cancelled for no consideration. As of the Effective Time, all holders of Company Stock Options will cease to have any rights with respect thereto, except the right to receive the Option Consideration in accordance with this Agreement.

(d) At the Effective Time, each Company Equity Award that is outstanding will be cancelled, and the holder of such cancelled Company Equity Award will be entitled, in exchange therefor, to receive (without interest) (A) an amount in cash (less applicable Tax withholdings pursuant to Section 2.6) equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company Equity Award immediately prior to the Effective Time (excluding Shares that are subject to such Company Equity Award described in Section 2.2(b)(ii) that do not vest in accordance with such Section 2.2(b)(ii)) multiplied by (y) the Cash Consideration, and (B) one (1) CVR for each Share subject thereto (the “Equity Award Consideration”). As of the Effective Time, all holders of Company Equity Awards will cease to have any rights with respect thereto, except the right to receive the Equity Award Consideration in accordance with this Agreement.

(e) Subject to Section 2.6, Parent shall cause the Surviving Corporation to make all payments to former holders of Company Stock Options and Company Equity Awards required under this Section 2.2 as promptly as reasonably practicable after the Effective Time, and, in any event no later than the first regularly scheduled payroll date of the Surviving Corporation occurring on or after the third (3rd) Business Day after the Effective Time.

(f) Subject to this Section 2.2, the Company shall continue to operate the Company’s 2016 Employee Stock Purchase Plan (the “Company ESPP”) in accordance with its terms and past practice for the Offering Period (as defined in the Company ESPP) in effect on the date of this Agreement (the “Current Purchase Period”). If the Effective Time is expected to occur prior to the end of the Current Purchase Period, the Company Board (or if applicable, the committee administering the Company ESPP) shall take action to provide that each Company ESPP Option shall be exercised upon the earlier to occur of (i) a date that is no later than five (5) Business Days on which the Nasdaq is open for trading prior to the Effective Time, or (ii) the date on which the Current Purchase Period would otherwise end. From and after the date of this Agreement, (A) no individual participating in the Company ESPP shall be permitted to (x) increase the amount of such participant’s rate of payroll contributions under the Company ESPP, or (y) except to the extent required by applicable Law, make separate non-payroll contributions to the Company ESPP, (B) no individual who is not participating in the Current Purchase Period may commence participation in such Current Purchase Period or the Company ESPP after the date of this Agreement, and (C) the commencement of any future Offering Period shall be suspended unless and until this Agreement is terminated.

(g) Neither Parent nor Purchaser will assume any Company Stock Option, Company ESPP Option or Company Equity Award or substitute for any such option or equity award any similar award for common stock of the Surviving Corporation in connection with the Merger and the Contemplated Transactions. Prior to the Effective Time, the Company shall provide such notices, if any, to the extent required under the terms of any of the Company Equity Plans, adopt applicable resolutions, and take all other necessary actions to (i) effect the transactions contemplated by this Section 2.2 and (ii) terminate each of the Company Equity Plans as of the Effective Time. The Company shall provide Parent with documentation evidencing the termination of the Company Equity Plans (the form and substance of such documentation shall be subject to Parent’s reasonable review and comment) no later than the Business Day preceding the Effective Time.

Section 2.3. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or effectively withdraws or otherwise loses his, her, or its right to appraisal. From and after the Effective Time, a holder of Shares who has properly exercised appraisal rights will not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Shares, except those provided under Section 262 of the DGCL. A holder of Dissenting Shares will be entitled only to receive payment of the appraised value of such Shares in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder effectively withdraws or loses his, her, or its right to appraisal in accordance with Section 262 of the DGCL, in which case such Dissenting Shares will be treated as if such Shares had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Certificates, pursuant to Section 2.1.

(b) The Company shall provide Parent with prompt written notice of any written demands for appraisal, withdrawals of such demands, and any other instruments received by the Company from holders of Shares relating to rights of appraisal, and Parent will have the opportunity and right to direct the conduct of all negotiations and proceedings with respect to demands for appraisal. Except with the prior written consent of Parent, the Company shall not, and shall not agree to, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

Section 2.4. Surrender of Shares.

(a) At or immediately after the Acceptance Time, Parent shall deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), cash in an amount sufficient to pay the aggregate Cash Consideration (calculated for the purposes of this Section 2.4(a)). In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Cash Consideration, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all such payments pursuant to Section 2.4(b). The aggregate Cash Consideration as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 2.4(b), except as expressly provided for in this Agreement. Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand. For the avoidance of doubt, any cash consideration payable related to the In-the-Money Options or Company Equity Awards will not be deposited with the Paying Agent and will be paid in accordance with Section 2.2.

(b) As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”) or a book-entry share (“Book-Entry Share”), which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 2.1 into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of such Certificate to the Paying Agent and customary provisions regarding delivery of an “agent’s message” with respect to Book-Entry Shares) and (ii) instructions for effecting the surrender of the Certificate or Book-Entry Share in exchange for payment of the Merger Consideration. Upon surrender of a Certificate or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed, or “agent’s message,” as applicable, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration, subject to all required Tax withholding as provided in Section 2.6, for each Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered will be cancelled. Until surrendered as contemplated by this Section 2.4(b), each Certificate or Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, subject to all required Tax withholding as provided in Section 2.6, and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation.

(c) At any time following the date that is twelve (12) months after the Effective Time, Parent may require the Paying Agent to deliver to the Surviving Corporation any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Cash Consideration payable upon surrender of a Certificate or Book-Entry Share. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Cash Consideration. If any Certificate or Book-Entry Share has not been surrendered immediately prior to the date on which the Cash Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body, any Cash Consideration in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) previously entitled thereto.

(d) From and after the Effective Time, the stock transfer books of the Company will be closed, and no subsequent transfers of Shares that were issued prior to the Effective Time will be registered. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article II.

(e) In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of loss to the Paying Agent (and, if required by Parent or the Paying Agent, the posting by such holder of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate), the Paying Agent will deliver as consideration for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate.

Section 2.5. Section 16 Matters. Prior to the Effective Time, the Company Board shall take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Shares, Company Stock Options and Company Equity Awards in the Contemplated Transactions.

Section 2.6. Withholding. The parties hereto and the Paying Agent are entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under the Code, or the Treasury Regulations thereunder (the “Treasury Regulations”), or any other applicable Tax Law. Any compensatory amounts payable pursuant to or as contemplated by this Agreement, including pursuant to Section 2.2, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable. To the extent that any amounts are so deducted and withheld, such amounts (i) will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid and (ii) will be timely paid over to the appropriate Governmental Body.

Section 2.7. Transfer Taxes. If any payment pursuant to the Merger is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it will be a condition to such payment that (a) such Certificate or Book-Entry Share so surrendered must be properly endorsed or must otherwise be in proper form and (b) the Person presenting such Certificate or Book-Entry Share to the Paying Agent for payment must pay to the Paying Agent any Transfer Taxes or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share or must establish to the satisfaction of the Paying Agent that such Tax has been paid or is not required to be paid. Parent shall timely pay any other Transfer Taxes incurred in connection with the Contemplated Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) Company SEC Documents (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the confidential disclosure letter delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of the Company Disclosure Letter to which its applicability is reasonably apparent on its face), the Company represents and warrants to Parent and Purchaser as follows:

Section 3.1. Organization and Corporate Power. The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of the Subsidiaries of the Company is a corporation or other entity validly existing under the Laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has all requisite corporate power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries

is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of the Company, as amended or restated (the “Company Organizational Documents”), each as in effect as of the date of this Agreement, have been heretofore made available to Parent and Purchaser.

Section 3.2. Authorization; Valid and Binding Agreement. The Company has all requisite corporate power and authority to enter into, execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Company Board has (a) approved this Agreement and (b) resolved to recommend that the holders of the Shares tender their shares (the “Company Board Recommendation”), which actions have not, as of the date of this Agreement, been rescinded, modified or withdrawn. As of the date of this Agreement, such actions are valid and have not been amended or withdrawn. No other corporate action pursuant to the Laws of the State of Delaware, on the part of the Company, other than, with respect to the Merger, tendering of Shares representing such percentage of Shares that, absent Section 251(h) of the DGCL, is necessary to authorize this Agreement. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Purchaser and Parent, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity. The Company has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is as of the date hereof, or at the Effective Time shall be, applicable to the Company, the Shares, the Merger or the Contemplated Transactions.

Section 3.3. Capital Stock.

(a) The authorized capital stock of the Company consists of 200 million Shares and 10 million shares of preferred stock, $0.0001 par value per share (“Company Preferred Stock”), of which, as of June 14, 2022 (the “Measurement Date”), (i) 47,600,500 Shares and no shares of Company Preferred Stock were issued and outstanding, (ii) 6,701,581 Shares were subject to outstanding Company Stock Options, (iii) 1,666,634 Shares were subject to outstanding Company RSUs, (iv) 960,000 Shares were subject to outstanding Company PSUs at the maximum amounts permitted under the terms of such Company PSUs, (v) 1,160,120 Shares were reserved for future awards under the Company Equity Plans, and (vi) a maximum of 37,013 Shares could be delivered pursuant to the Company ESPP upon exercise of the outstanding purchase rights, based on the closing price of a Share at the beginning of the Current Purchase Period and Company ESPP participants’ elections as of the date hereof.

(b) Section 3.3(b) of the Company Disclosure Letter sets forth a true and complete list as of the Measurement Date of each Company Equity Award and Company Stock Option, including (i) the name (or employee identification number) and country of residence (if outside the United States) of the holder thereof, (ii) the Company Equity Plan under which such Company Equity Award or Company Stock Option was granted, (iii) the number of the Shares issued or issuable thereunder (and, if applicable, assuming achievement of the applicable performance metrics at the target level and at the maximum level), (iv) the expiration date, (v)

the exercise price (if any), and (vi) with respect to a Company Stock Option, whether such Company Stock Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code. As of the Measurement Date, other than the Company RSUs, Company PSUs and Company Stock Options and Company ESPP Options, there were no other equity or equity-based awards outstanding, and the Company has granted no other such awards between the Measurement Date and the date of this Agreement.

(c) Except as disclosed in this Section 3.3, the Company has no outstanding (i) shares of capital stock or other equity interests or voting securities, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, (iv) stock appreciation, restricted stock, stock units, phantom stock, profit participation, other incentive equity or equity-linked compensation awards or similar rights with respect to the Company or (v) bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which the Company’s stockholders may vote. Since the date of the Convertible Notes Indenture, no event or circumstance has occurred that has resulted in an adjustment to the Conversion Rate (as defined in the Convertible Notes Indenture as in effect on the date hereof) from 20.4891 Shares per $1,000 principal amount of the Company Convertible Notes.

Section 3.4. Subsidiaries. Section 3.4 of the Company Disclosure Letter lists each Subsidiary of the Company along with the state or country of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company free and clear of all Liens (other than Permitted Liens). None of the Company’s Subsidiaries has any outstanding or authorized any options or other rights to acquire from such Subsidiary, or any obligations to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of such Subsidiary not owned by the Company.

Section 3.5. No Breach. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Contemplated Transactions, will (a) conflict with or violate the Company Organizational Documents, (b) assuming all Approvals (as defined below) and other actions described in Section 3.6 have been obtained, and all Filings (as defined below) and obligations described in Section 3.6 have been made, conflict with or violate any Law, order, judgment or decree to which the Company, its Subsidiaries or any of their properties or assets is subject, except any conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect, or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under any Company Material Contract, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Company Material Adverse Effect.

Section 3.6. Consents. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and antitrust and competition Laws of other jurisdictions, (b) applicable requirements of the Exchange Act, (c) any Filings required by Nasdaq, (d) the Filing of the Certificate of Merger, (e) the Filing of Approvals, as required by the FDA, the DEA and any other federal, state, local or foreign Governmental Body that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs set forth in Section 3.6(e) of the Company Disclosure Letter and (f) any Filing with the relevant authorities of states in which the Company or any of its Subsidiaries is qualified to do business, in each case, the Company is not required to submit any Approvals or other Filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, clearance, approval, application, authorization, waiting period expiration or termination, waiver or permit of, or action by (each, an “Approval”), filing with or application or notification to (each, a “Filing”) any Governmental Body or any other party or Person is required to be obtained or made by the Company in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those Approvals required under any of the Company Real Property leases or the failure of which to obtain would not have a Company Material Adverse Effect.

Section 3.7. SEC Reports; Disclosure Controls and Procedures.

(a) The Company has timely filed all reports and other documents with the SEC required to be filed by the Company under the Exchange Act since the Company Balance Sheet Date (such reports or documents, the “Company SEC Documents”). No Subsidiary of the Company is required to file any form, report or other document with the SEC. As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Exchange Act, as in effect on the date so filed, and (ii) at the time of filing, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Since the Company Balance Sheet Date, neither the Company nor any Company Subsidiary has received from the SEC or any other Governmental Body any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or as of the date hereof has received any written notice from the SEC or other Governmental Body that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Knowledge of the Company, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Body of any Company SEC Documents (including the financial statements included therein). No Company Subsidiary is required to file any forms, reports or other documents with the SEC.

(b) The financial statements contained in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in accordance with GAAP in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(c) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Company Balance Sheet Date, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d) Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries, any director, officer, employee, nor, to the Knowledge of the Company, auditor, accountant or third party Representative of the Company or any of its Subsidiaries has received a material complaint, allegation, assertion or claim, and there have been no investigations regarding the accounting, auditing or revenue recognition practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting, auditing or revenue recognition practices.

Section 3.8. No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the consolidated balance sheet of the Company as of December 31, 2021 (the “Company Balance Sheet Date”), that is included in the Company’s Annual Report on Form 10-K filed with the SEC on February 24, 2022, (b) as incurred after the date thereof in the ordinary course of business, (c) incurred in connection with this Agreement or the Contemplated Transactions or (d) as set forth in Section 3.8 of the Company Disclosure Letter, the Company, together with its Subsidiaries, does not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes to such balance sheet). This Section 3.8 does not apply to Taxes, which are addressed in Section 3.13.

Section 3.9. Absence of Certain Developments. From the Company Balance Sheet Date to the date of this Agreement, the Company has not experienced a Company Material Adverse Effect. Except in connection with the Contemplated Transactions, from the Company Balance Sheet Date to the date of this Agreement, the Company has carried on and operated its business in all material respects in the ordinary course of business, and neither the Company nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 5.1(b) (other than Section 5.1(b)(iii), Section 5.1(b)(iv) and Section 5.1(b)(vi) if such covenants had been in effect as of the Company Balance Sheet Date).

Section 3.10. Compliance with Laws.

(a) The Company and its Subsidiaries operate, and since the Reference Date have operated, in compliance, in all material respects, with all Laws applicable to them, any of their properties or other assets or any of their business or operations.

(b) Since the Reference Date, (i) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Body that alleges (A) any material violation or noncompliance (or reflects that the Company or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Body for such alleged noncompliance) with any applicable Law or (B) any material fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any material Company Permit, and (ii) neither the Company nor any of its Subsidiaries has entered into any material agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c) Since the Reference Date, the Company and each of its Subsidiaries have timely filed all material regulatory reports, schedules, statements, documents, Filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body, and have timely paid all fees and assessments due and payable in connection therewith.

(d) The Company and each of its officers and directors are in material compliance with, and have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(e) Since the Reference Date, the Company and each of its Subsidiaries has complied with all applicable Anti-Corruption Laws. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors or employees, nor any agent or other third party representative acting on behalf of the Company or any if its Subsidiaries has taken any action that would constitute a violation of any applicable Anti-Corruption Law, including giving, offering, promising or authorizing the provision of anything of value to a Person, directly or indirectly, to secure an improper business advantage. The Company and each of its Subsidiaries has maintained policies and procedures to promote and ensure compliance with all applicable Anti-Corruption Laws.

(f) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective officers, directors or employees, nor any agent or other third party representative acting on behalf of the Company or any of its Subsidiaries is currently, or has been since the Reference Date: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws or U.S. anti-boycott applicable Laws (collectively, “Trade Control Laws”).

(g) Since the Reference Date, neither the Company nor any of its Subsidiaries has: (i) received from any Governmental Body or any Person any written notice, inquiry or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Body; or (iii) conducted any internal investigation or audit, in each case of clauses (i) through (iii), concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws or Trade Control Laws.

(h) This Section 3.10 does not apply to Taxes, which are addressed in Section 3.13.

Section 3.11. Data Privacy and Security.

(a) Since the Reference Date, the Company’s and each of its Subsidiaries’ receipt, collection, monitoring, maintenance, creation, transmission, use, analysis, disclosure, storage, disposal and security of Personal Information has complied, and complies, with (i) any material contracts, agreements, public representations or terms of use to which the Company or any its Subsidiaries is a party to the extent any commitments therein relate to the privacy, data protection, and security of Personal Information, (ii) applicable Privacy and Security Laws, and (iii) all written consents and authorizations that the Company and each of its Subsidiaries obtain under the Privacy and Security Laws that apply to the Company’s or its Subsidiaries’ receipt, access, use and disclosure of Personal Information with respect to each of (i), (ii) and (iii) of this Section 3.11, except, in each case, where the failure to do so would not have a Company Material Adverse Effect (together, the obligations described in this sentence are referred to hereinafter as the “Data Protection Obligations”). Except where the failure to do so would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have (or have obtained) all lawful bases, authority, consents and authorizations required by the Data Protection Obligations to collect, receive, access, transfer, process, use and disclose the Personal Information in the Company’s or each of its Subsidiaries’ possession or under its control in the manner in which it is collected, received, accessed, transferred, processed, used and disclosed by the Company and its Subsidiaries in the ordinary course of business (including the Personal Information of clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investors, researches and pharmacists). Except where the failure to do so would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has posted any privacy policies governing its use of Personal Information on any of their websites required by applicable Privacy and Security Laws. Except where the failure to do so would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has reasonable internal procedures for complying with applicable Privacy and Security Laws.

(b) Each of the Company and its Subsidiaries has implemented and maintains an information security program that complies in all material respects with all Privacy and Security Laws and is commercially reasonable. The Company and its Subsidiaries’ information security program is comprised of administrative, organizational, technical, and physical safeguards designed to protect Personal Information and all Company IT Assets against any material unauthorized use, access, interruption, modification, or corruption and in conformance with Privacy and Security Laws. Except where the failure to do so would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries take commercially reasonable steps to ensure that Personal Information collected or handled by authorized third parties acting on behalf of the Company or any Subsidiary is handled in accordance with commercially reasonable security standards.

(c) Except where the failure to do so would not have a Company Material Adverse Effect, the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will comply with the Data Protection Obligations.

(d) Except where the failure to do so would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have entered into all agreements as and to the extent required by applicable Privacy and Security Laws, including, to the extent applicable, written agreements with all Affiliates, vendors, subcontractors or other Persons whose relationship with such Company or Subsidiary involves the Processing of Personal Information on behalf of such Company or Subsidiary, or whose relationship involves the sharing of Personal Information on a controller or joint controller basis, such agreements permit the Company and each of its Subsidiaries to operate the business of the Company and each of its Subsidiaries as presently conducted, in each case to the extent required to comply in all material with respects with Privacy and Security Laws, and except where the failure to do so would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries are in breach of any such agreements.

(e) Neither the Company nor any of its Subsidiaries is a “covered entity” or “business associate” as defined under HIPAA. Except where the failure to do so would not have a Company Material Adverse Effect, the Company and its Subsidiaries are not required to comply with the Payment Card Industry Data Security Standard.

(f) Since the Reference Date, to the Knowledge of the Company, there have been no material unauthorized intrusions to, or breaches of the security of, the Company IT Assets, ransomware incidents, or other incidents involving any material unauthorized access, use, acquisition or disclosure of any Personal Information owned, stored, used, received or controlled by or on behalf of the Company or any of its Subsidiaries (a “Security Incident”). The Company and each of its Subsidiaries have taken reasonable measures to identify, document, investigate, contain or eradicate and remediate Security Incidents. Since the Reference Date, to the Knowledge of the Company, the Company and its Subsidiaries have not been required to make any disclosure or notification under any applicable Privacy and Security Laws in connection with any Security Incident.

(g) Since the Reference Date, the Company and its Subsidiaries have not received any written orders, claims, investigations, suits, inquiries or actions pending or, to the Knowledge of the Company, have any of the same been threatened in writing against the Company or any of its Subsidiaries by any Person or by or before any Governmental Body for (i) a violation of any Privacy and Security Laws or (ii) any alleged “breach” (as defined in 45 C.F.R. § 164.402).

Section 3.12. Title to Tangible Properties.

(a) The Company and its Subsidiaries have good and valid title to, or hold pursuant to good, valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not have a Company Material Adverse Effect.

(b) The leased real property described in Section 3.12(b) of the Company Disclosure Letter (the “Company Real Property”) is a true and complete list of all the Company Real Properties leases as of the date of this Agreement and constitutes all of the real property used, occupied or leased by the Company or its Subsidiaries. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any person (other than the Company or its Subsidiaries) the right to use or occupy the Company Real Property, and no other Person (other than the Company and its Subsidiaries) is in possession of the Company Real Property. The Company Real Property leases are in full force and effect. Except as would not have a Company Material Adverse Effect, each of the Company Real Property leases is valid, binding and enforceable on the Company or one of its Subsidiaries that is a party to such lease and, to the Company’s Knowledge, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws affecting creditors’ rights generally, and subject to general principles of equity, and is in full force and effect, and the Company or one of its Subsidiaries has performed all material obligations required to be performed by it to date under each such lease. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to the applicable the Company Real Property leases is in default in any material respect under any of such leases, nor has the Company or any of its Subsidiaries given or received written notice of termination, cancellation, breach, or default under any such lease. No event has occurred which, if not remedied, would result in a default by the Company in any material respect under the Company Real Property leases, and, to the Company’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than the Company in any material respect under the Company Real Property leases. There are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase or lease the Company Real Property or any portion thereof or interest therein.

(c) The Company does not and has never owned any real property.

Section 3.13. Tax Matters.

(a) (i) The Company and its Subsidiaries have timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by them, (ii) such Tax Returns are true, complete and correct in all material respects and (iii) the Company and its Subsidiaries have paid all material Taxes shown as due and payable on any material Tax Return.

(b) As of the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has any material liabilities for unpaid Taxes which have not been accrued or reserved on the Company Balance Sheet in accordance with GAAP. Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since the date of the Company Balance Sheet other than in the ordinary course of business.

(c) There are no material Liens for Taxes (other than Taxes not yet due and payable or the amount or validity of which is being contested in good faith) upon any of the assets of the Company or any of its Subsidiaries. The Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person. Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(d) No material U.S., federal, state, local or foreign Actions relating to Taxes are pending or being conducted by a taxing authority with respect to the Company or any of its Subsidiaries.

(e) There has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of the Company or any of its Subsidiaries that is currently in force.

(f) Neither the Company nor any of its Subsidiaries has deferred any Taxes under Section 2302(a) of the Coronavirus Aid, Relief, and Economic Security Act or any similar applicable federal, state or local law.

(g) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by any Tax allocation, sharing, indemnity or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes), (ii) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group for which the Company or one of its Subsidiaries is the common parent) or (iii) has liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(h) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code at any time in the last two (2) years.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) by reason of a change in method of accounting made prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed prior to the Closing Date, (iii) installment sale or open transaction disposition made prior to the Closing outside the ordinary course of business, (iv) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, or (v) election pursuant to Section 965(h) of the Code (or any similar provision of state, local or non-U.S. Law).

(j) Neither the Company nor any of its Subsidiaries has received written notice of any claim from a taxing authority in a jurisdiction in which the Company or such Subsidiary does not file Tax Returns stating that the Company or such Subsidiary is or may be subject to taxation in such jurisdiction.

(k) Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(l) There is no unclaimed property or escheat obligation with respect to property or other assets held or owned by the Company or any of its Subsidiaries.

(m) Notwithstanding any other provision of this Agreement, (i) nothing in this Agreement will be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including methods of accounting) of the Company or any of its Subsidiaries, and (ii) the representations in this Section 3.13 and Section 3.18 are the only representations and warranties being made with respect to Tax matters.

Section 3.14. Contracts and Commitments.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or any of its Subsidiaries that was required to be, but has not been, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, or any Company SEC Documents filed after the date of filing of such Form 10-K until the date of this Agreement;

(ii) Contract (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets (1) after the date of this Agreement, other than the sale of inventory in the ordinary course of business, or (2) prior to the date of this Agreement, that contains any material ongoing obligations (including sale of inventory, indemnification, “earn-out” or other contingent obligations) that are still in effect that are expected to result in claims in excess of $500,000 or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other person or other business enterprise other than the Company’s Subsidiaries;

(iii) Contract (A) prohibiting or materially limiting the right of the Company or any of its Subsidiaries to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or any of its Subsidiaries to purchase or otherwise obtain any material product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any material product or service exclusively to a single party, (C) requiring the Company or any of its Subsidiaries to conduct any business on a “most favored nation” basis with any third party or (D) under which any Person has been granted the right to manufacture, sell, market or distribute any product of the Company or any of its Subsidiaries on an exclusive basis to any Person or group of Persons or in any geographical area;

(iv) Contracts in respect of Indebtedness of $1,500,000 or more, other than loans to direct or indirect wholly owned subsidiaries, in each case in the ordinary course of business;

(v) Contract (other than a Company Plan) between the Company, on the one hand, and any Affiliate of the Company (other than a Subsidiary of the Company), on the other hand;

(vi) Contract relating to the voting or registration of any securities;

(vii) Contract containing a right of first refusal, right of first negotiation or right of first offer with respect to any equity interests or assets in favor of a party other than the Company or its Subsidiaries;

(viii) Contract under which the Company or any of its Subsidiaries is expected to make annual expenditures or receive annual revenues in excess of $1,000,000 during the current or a subsequent fiscal year;

(ix) Contracts of the Company or any of its Subsidiaries relating to the settlement of any litigation proceeding that provide for any continuing material obligations on the part of the Company or any of its Subsidiaries;

(x) Contracts of the Company or any of its Subsidiaries that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or otherwise prohibit, limit or restrict the pledging of capital stock of the Company or any of its Subsidiaries or prohibit, limit or restrict the issuance of guarantees by the Company or any of its Subsidiaries other than the Company Equity Plans or any Contracts evidencing awards granted under the Company Equity Plans;

(xi) collective bargaining, works council or other similar labor agreement or Contract with a labor union;

(xii) (A) any Contract for the employment or engagement of any individual on a full-time, part-time, consulting or other basis that provides for annual base compensation of $300,000 or more (other than any “at-will” agreements that may be terminated by the Company or any of its Subsidiaries without liability or advance notice), or (B) any Contract with a current or former Service Provider that provides for transaction, change in control, retention or severance payments or benefits or other similar payments or benefits;

(xiii) Contracts with third party manufacturers and suppliers for the manufacture and/or supply of materials or products in the supply chain for Products that involve payments in excess of $500,000 during the current or a subsequent fiscal year;

(xiv) IP Contracts;

(xv) Contracts relating to any joint venture, strategic alliance, partnership or similar agreement that is material to the operations of the Company and its Subsidiaries, taken as a whole;

(xvi) Contracts between or among the Company, on the one hand, and any directors, executive officers (as such term is defined in the Exchange Act) or any beneficial owner of five percent (5%) or more of any class of Shares (other than the Company) or any Affiliate of the foregoing (or, to the Knowledge of the Company, any immediate family member of any of the foregoing), on the other hand; or

(xvii) Contract to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xvi) above of this Section 3.14(a) or excluded therefrom due to the exception of being filed as an exhibit to the Company SEC Documents, together with each Company Real Property lease listed in Section 3.12(b) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.”

(b) (i) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (A) is, or has received written notice that any other party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or any of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written notice of termination or cancellation of any Company Material Contract or that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise).

Section 3.15. Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all material (i) Patents, (ii) Trademarks and (iii) Copyrights, in each instance, that are owned (or purported to be owned) or exclusively licensed by the Company or any of its Subsidiaries and that have been registered with, issued by or otherwise granted by a Governmental Body, or with respect to which the Company or any of its Subsidiaries has filed an application for registration, issue, or grant, except for any such Patents, Trademarks or Copyrights that have been abandoned by the Company or any of its Subsidiaries as of the date of this Agreement in the normal course of business (collectively, “Company

Registered Intellectual Property”), indicating for each such item in (i), (ii) and (iii), as applicable and as of the date of this Agreement, the name of the current record owner(s) and if different, the legal and beneficial owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date. Section 3.15(a) of the Company Disclosure Letter also sets forth, as of the date of this Agreement, a list of all material internet domain names with respect to which the Company or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar.

(b) The Owned Intellectual Property and, to the Knowledge of the Company, the Exclusive Intellectual Property are valid, subsisting and, excluding pending applications for Owned Intellectual Property, enforceable. To the Knowledge of the Company, the Company or its applicable Subsidiary (i) has made necessary filings and paid necessary registration, maintenance, renewal and other fees required for maintaining the Company Registered Intellectual Property and (ii) is listed as the exclusive or joint owner of all rights, title and interests at the U.S. Patent and Trademark Office in the Company Registered Intellectual Property, free and clear of all Liens (except for Permitted Liens, and rights, title or interests granted under the IP Contracts). The Company and its Subsidiaries possess legally sufficient and enforceable rights to use all other Intellectual Property used in connection with and material to the conduct of the Company’s and any of its Subsidiary’s businesses as of the date of this Agreement; provided, however, that the foregoing will not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 3.15(c) below. The Company has complied with its duty of candor and disclosure in all material respects and has made no material misrepresentations in the filings submitted by it to any applicable Governmental Body with respect to all patents included in the Company Registered Intellectual Property. All Company Registered Intellectual Property that is owned by the Company is validly registered in the name of the Company and no application for, or registration with respect to, any such Company Registered Intellectual Property has been abandoned, cancelled, allowed to lapse or rejected. The Company has not engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Company Registered Intellectual Property.

(c) To the Knowledge of the Company, since the Reference Date, neither the conduct of the Company’s business nor the conduct of any of its Subsidiaries’ businesses has misappropriated, infringed or otherwise violated the Intellectual Property of any Person in any material respect. Since the Reference Date, neither the Company nor any of its Subsidiaries has received any written notice from any Person claiming any violation, misappropriation or infringement of the Intellectual Property of such Person.

(d) Since the Reference Date, (i) to the Knowledge of the Company, no Person has misappropriated, infringed or violated any Owned Intellectual Property or Exclusive Intellectual Property in any material respect and (ii) no written claims are pending or, to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries (A) regarding the Company’s or its Subsidiaries’ use or ownership of any Owned Intellectual Property or use of any Exclusive Intellectual Property or (B) challenging or questioning the validity or enforceability of any Owned Intellectual Property or Exclusive Intellectual Property. No cancellation, interference, inter partes review, opposition, reissue, reexamination or other proceeding of any nature is, or has been, pending or, to the Knowledge of the Company, threatened against the Company or, to the Knowledge of the Company, against any of the Company’s licensors, in which the scope, validity or enforceability of any Company Registered Intellectual Property is being or has been contested or challenged, and to the Knowledge of the Company, there is no reasonable basis for any such proceedings. To the Knowledge of the Company, no application has been submitted to the FDA pursuant to 21 U.S.C. § 355(j) or 21 U.S.C. § 355(b)(2) by any Person referencing any of the Company’s Products. To the Knowledge of the Company, no notice of a patent certification pursuant to 21 U.S.C. § 355(j)(2)(A)(vii)(IV) or 21 U.S.C. § 355(b)(2)(A)(iv) relating to any Owned Intellectual Property or Exclusive Intellectual Property has been sent by any Person or received by the Company.

(e) Section 3.15(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all IP Contracts to which the Company or any of its Subsidiaries is a party. The Company has made available to Parent and Purchaser true and correct copies of all such IP Contracts. To the Knowledge of the Company, (i) each other party to any such IP Contracts has performed all material obligations required to be performed by such party as of the date of this Agreement and (ii) neither the Company nor its Subsidiaries are in material breach of any such IP Contracts. The consummation of the Contemplated Transactions will not result in or by itself afford any other party to IP Contracts to which the Company or any of its Subsidiaries is a party the right to modify, cancel, terminate or suspend any such IP Contracts or accelerate any payments with respect to any such IP contracts. Following the closing of the Contemplated Transactions, the Parent itself or the Company will be permitted to exercise all of the rights of the Company under such IP Contracts to the same extent the Company would have been able had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay pursuant to such Contracts. Other than with respect to Off-The-Shelf Software licenses, and as set forth on Section 3.15(a) and Section 3.15(e) of the Company Disclosure Letter, there are no outstanding Contracts, options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to (i) any Owned Intellectual Property or Exclusive Intellectual Property, or (ii) to the Company’s Knowledge, any other Intellectual Property. All money currently due and payable by the Company in connection with any IP Contracts have been satisfied in a timely manner. Section 3.15(e) of the Company Disclosure Letter sets forth a list and description of any material payments or other consideration (in any form, including royalties, profit-share revenue, milestones, sublicense revenue and other contingent payments) required to be made by the Company to any third party under any of the IP Contracts.

(f) The Company has taken commercially reasonable measures designed to protect and maintain (i) the confidentiality of all material proprietary information that the Company holds as a trade secret and (ii) its ownership of, and rights in, all Company Owned Intellectual Property and the Exclusive Intellectual Property, as applicable. Without limiting the foregoing, to the Knowledge of the Company, the Company has not made any of its trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such trade secrets or confidential information. Each current employee of the Company or any of its Subsidiaries, each current independent contractor of the Company or any of its Subsidiaries and, to the Knowledge of the Company, each former employee, each former independent contractor and any other third parties with access to any confidential information of the Company or any of its Subsidiaries that is material to the Company is subject to a written non-disclosure or other confidentiality agreement requiring them to maintain the confidentiality of such information and use such information only for the benefit of the Company or its Subsidiaries, as applicable. The Company and its Subsidiaries have taken reasonable steps to prevent the unauthorized disclosure or use of its and their material Trade Secrets.

(g) Each Person who is or was an employee, officer, director, consultant or contractor of the Company and who is or was engaged by the Company to design, create or otherwise develop any Owned Intellectual Property has signed a valid and enforceable agreement containing an irrevocable present assignment to the Company of all rights of such employee, officer, director, consultant or contractor in or to such Owned Intellectual Property. The Owned Intellectual Property (i) for patents and patent applications, has, to the Knowledge of the Company, been fully and properly assigned to Company by all inventors who contributed to the conception of such Owned Intellectual Property, and (ii) as applicable, accurate forms of assignments by all such inventors have been timely filed with each respective national Governmental Body before which an application for registration, issue, or grant is pending. No current or former stockholder, officer, director or employee of the Company has any valid claim, right (whether or not currently exercisable), or interest to or in any Owned Intellectual Property. To the Company’s Knowledge, no employee of the Company is (i) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (ii) in breach of any Contract with any former employer or other Person, in each case, concerning Intellectual Property or confidentiality.

(h) No Governmental Body has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Owned Intellectual Property or, to the Company’s Knowledge, the Exclusive Intellectual Property. Without limiting the generality of the foregoing, no invention claimed or covered by any patent within the Owned Intellectual Property or, to the Company’s Knowledge, the Exclusive Intellectual Property (i) was conceived or reduced to practice in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (ii) is a “subject invention” as that term is described in 35 U.S.C. Section 201(e), or (iii) is otherwise subject to the provisions of the Bayh-Dole Act or any similar Law of any other jurisdiction, including with respect to any patents that are part of the Owned Intellectual Property. No funding, facilities, or personnel of any educational or research institution were used, directly or indirectly, to develop or create in whole or in part, any of the Owned Intellectual Property or, to the Company’s Knowledge, the Exclusive Intellectual Property, and no educational institution has any right to, or right to royalties for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Intellectual Property that is, or is purportedly, owned by the Company.

(i) To the Knowledge of the Company, no Trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company conflicts or interferes with any Trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other person. To the Knowledge of the Company, none of the goodwill associated with or inherent in any Trademark (whether registered or unregistered) included in the Owned Intellectual Property has been impaired. Section 3.15(i) of the Company Disclosure Letter sets forth all material unregistered Trademarks included in the Owned Intellectual Property and Exclusive Intellectual Property.

(j) Except as set forth in Section 3.15(j) of the Company Disclosure Letter, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) The Company makes no additional representations and warranties with respect to any Intellectual Property matters except as expressly set forth in this Section 3.15.

Section 3.16. Litigation. As of the date of this Agreement, there are no Actions pending or, to the Company’s Knowledge, no Actions threatened in writing against the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body, and neither the Company nor any of its Subsidiaries is subject to or in violation of any outstanding material judgment, injunction, rule, order or decree of any court or Governmental Body, in each case except as would not have a Company Material Adverse Effect.

Section 3.17. Insurance. Section 3.17 of the Company Disclosure Letter sets forth each insurance policy (including policies providing casualty, liability, medical and works compensation coverage) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement. As of the date of this Agreement, each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, and (i) neither the Company nor any of its Subsidiaries is in breach or default under any such insurance policy, (ii) no notice of cancellation or termination has been received with respect to any insurance policy and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not have a Company Material Adverse Effect.

Section 3.18. Employee Benefit Plans.

(a) Section 3.18 of the Company Disclosure Letter lists all material Company Plans.

(b) With respect to each material Company Plan, the Company has made available to Parent and Purchaser true and correct copies of the following (as applicable) (except for such documents that are filed as an exhibit to a Company SEC Document) prior to the date of this Agreement: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents and insurance contracts, (iv) the financial statements (if any) for the most recent year for which such financial statements are available (in audited form if required by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and, where applicable, Annual Report/Returns (Forms 5500) with disclosure schedules, if any, and attachments for the most recent year for which such Annual Report/Return (Form 5500) is available, in each case, to the extent not publicly available, (v) a copy of all material, non-routine correspondence with any Governmental Body relating to a Company Plan received or sent within the last three (3) years, (vi) the most recent Internal Revenue Service determination or opinion letter, and (vii) written results of any required compliance testing for the most recent plan year. The Company has made available to Parent and Purchaser true and correct copies of the following (except for such documents that are filed as an exhibit to a Company SEC Document): (i) the standard agreement evidencing Company Stock Options and Company Equity Awards, (ii) the standard agreement evidencing a Company Stock Option or Company Equity Award that is a non-plan inducement award, and (iii) each agreement evidencing a Company Stock Option or Company Equity Award that does not conform in all material respects to the standard agreement.

(c) Each Company Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service and, to the Company’s Knowledge, no fact or circumstance has occurred that could reasonably be expected to adversely affect the qualified status of such Company Plan. Each Company Plan has been administered and maintained in all material respects in accordance with the requirements of the applicable provisions of the Code, ERISA, and other applicable Law.

(d) With respect to each Company Plan, there are no material Actions pending or, to the Company’s Knowledge, threatened, other than routine claims for benefits.

(e) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has at any time within the last six (6) years sponsored, maintained or contributed to, or been required to maintain or contribute to, or had any Liability in respect of, a Plan that is or was at any relevant time (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Company or any of its Subsidiaries have any obligations to provide any officer, director, employee or individual independent contractor or consultant of the Company or any of its Subsidiaries (each a “Service Provider”) or any former Service Provider (or any spouse or dependent thereof) any life insurance or medical, health or other welfare benefits after such Service Provider’s termination of employment or service with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other applicable Law.

(f) With respect to each Company Plan that is not subject exclusively to U.S. Law (a “Non-U.S. Benefit Plan”) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in all material respects in good standing (with respect to jurisdictions that recognize such concept) with applicable regulatory authorities

(g) Except as otherwise provided in this Agreement, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of another event (including a termination of employment or service), (i) result in any material payment becoming due to any current or former Service Provider, including any severance payment, or in the forgiveness of any indebtedness of any current or former Service Provider, (ii) materially increase or enhance any benefits or compensation otherwise payable to any current or former Service Provider or under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any material amounts, payments or benefits due to any current or former Service Provider under any Company Plan, (iv) require the Company or any of its Subsidiaries to set aside any assets to fund (whether to a trust or otherwise) any compensation or benefits due to any current or former Service Provider or under any Company Plan, (v) result in any restriction that does not exist on the date hereof outside of the Contemplated Transactions on the right of the Company or any of its Subsidiaries or, after the consummation of the Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any material Company Plan or (vi) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code.

(h) Each Company Plan has complied in all material respects with Section 409A of the Code, to the extent applicable. The Company has no obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code. All Company Stock Options listed on Section 3.3(b) of the Company Disclosure Letter that are denoted as “incentive stock options” under Section 422 of the Code are intended to so qualify.

Section 3.19. Environmental Compliance and Conditions.

(a) Except for matters that would not have a Company Material Adverse Effect:

(i) The Company and its Subsidiaries are, and since the Reference Date have been, in compliance with all Environmental Laws;

(ii) The Company and each of its Subsidiaries holds, and is in compliance with, all Permits required under Environmental Laws to operate their business at the Company Real Property as presently conducted;

(iii) Except for matters that are resolved, neither the Company nor any of its Subsidiaries has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws; and

(iv) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has released any Hazardous Substance on, under or about the Company Real Property or any other real property now or formerly occupied or used by the Company or any of its Subsidiaries in a manner that reasonably could be expected to give rise to Liability for the Company or any of its Subsidiaries under any Environmental Laws.

Section 3.20. Employment and Labor Matters.

(a) Neither the Company nor any of its Subsidiaries has any works council or is a party to or bound by any collective bargaining agreement or other agreement or is party to any other legally binding commitment to any labor union, works council or other employee representative body. Since the Reference Date, (i) to the Knowledge of the Company, there has not been any material activity on behalf of any labor union, works council or other employee representative body to organize any employees of the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has experienced any pending or, to the Knowledge of the Company, threatened picketing, strike, slowdown, material work stoppage, lockout or material grievance, claim of unfair labor practices or other collective bargaining dispute.

(b) As of the date of this Agreement the Company and its Subsidiaries are, and between the Reference Date and the date of this Agreement have been, in compliance in all material respects with all Laws relating to labor, employment and employment practices, including all such Laws relating to wages (including minimum wage and overtime wages), discrimination, harassment, retaliation, workers’ compensation, safety and health, immigration, work authorization, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law.

(c) There has been no “mass layoff”, “mass termination”, “collective dismissal”, “group dismissal”, “group termination” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to the Company between the Reference Date and the date of this Agreement. In the six (6)-month period prior to the date of this Agreement, there has not been any “employment loss” (as defined in WARN), layoff, furlough, or other act, which, if continued for six (6) months would in the aggregate trigger obligations under WARN.

(d) During the three (3) year period ending on the date of this Agreement, to the Knowledge of the Company, the Company and each of its Subsidiaries have investigated all sexual harassment allegations of which the Company has Knowledge in compliance in all material respects with all applicable Laws. The Company and each of its Subsidiaries have not, during the three (3) year period ending on the date of this Agreement, entered into any settlement agreement, separation agreement, or non-disclosure agreement with respect to allegations of sexual or other harassment allegedly committed by any directors or executive officers of the Company or any of its Subsidiaries. During the three (3) year period ending on the date of this Agreement, to the Knowledge of the Company, the Company has received no written allegation that an officer employee of the Company or any of its Subsidiaries has engaged in sexual or other unlawful harassment with respect to his or her employment with the Company.

Section 3.21. FDA and Health Care Law Matters.

(a) Each of the Company and the Company’s Subsidiaries, and to the Knowledge of the Company, its respective directors, officers, employees and agents (while acting in such capacity), is, and between the Reference Date and the date of this Agreement has been, in material compliance with the following or similar Laws to the extent applicable to the Company or any Subsidiary or by which any or their respective properties, businesses, activities, products or other assets is bound or affected: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the health care fraud, false statement and health information privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information, Technology for Economic and Clinical Health Act of 2009, the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalty laws (42 U.S.C. § 1320a-7a), the Federal Food Drug and Cosmetic Act (“FDCA”) (21 U.S.C. §§ 301 et seq.), the Prescription Drug Marketing Act of 1987 (21 U.S.C. §§ 353 et seq.), the Medicare Program (Title XVIII of the Social Security Act), the Medicaid Program (Title XIX of the Social Security Act), the Open Payment Laws (42 U.S.C. § 1320a-7h), and any comparable state and local Laws, regulations, or orders promulgated pursuant to or related to such Laws, and any other similar Law, each as amended from time to time, including the collection and reporting requirements, and the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, state drug price transparency law, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the federal TRICARE program (10 U.S.C. §§ 1071 et seq.), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, any State Pricing Transparency Program and any successor government programs (collectively, “Health Care Laws”). To the Knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to give rise to a material violation of Health Care Laws.

(b) The Company and its Subsidiaries hold, and are operating in material compliance with the terms of, all material permits, licenses, franchises, approvals, exemptions, authorizations and clearances of the Food and Drug Administration (the “FDA”) or other Governmental Body required for the businesses of the Company and its Subsidiaries as currently conducted (the “Regulatory Permits”), and as of the date of this Agreement, all such Regulatory Permits are valid and in full force and effect. Since the Reference Date, the Company and each of its Subsidiaries have fulfilled and performed all of their material obligations with respect to the Regulatory Permits, and, to the Knowledge of the Company, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or result in any other material impairment of the rights of the holder of any Regulatory Permit. Since the Reference Date, neither the Company nor any of its Subsidiaries has received written notice of any pending claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA or any Governmental Body that, if determined adversely to the Company or any of its Subsidiaries, would result in the material impairment, revocation, suspension or termination of any Regulatory Permit.

(c) Since the Reference Date, all applications, schedules, filings, forms, registrations, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, together with any supplements or amendments required to be made with respect thereto, utilized as the basis for or submitted in connection with any and all requests for a material Regulatory Permit from the FDA or other Governmental Body or required by any Health Care Laws relating to the Company, its business, its Subsidiaries, its Subsidiaries businesses, and the Products of the Company or its Subsidiaries, when submitted to the FDA or other Governmental Body were true, timely, complete, correct and in compliance in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Body; and no material deficiencies or material liabilities exist or have been asserted by the FDA or other Governmental Body with respect to such document. The Company has provided complete and correct copies of all material filings with any Governmental Body made since the Reference Date, and all material documents related to other regulatory actions, enforcement actions, consent decrees or other similar actions since the Reference Date, including requests for information, administrative inquiries or formal compliance received from a Governmental Body.

(d) Except as set forth in Section 3.21(d) of the Company Disclosure Letter, the operation of the Company’s and its Subsidiaries’ businesses, including the manufacture, import, export, testing, development, processing, packaging, labeling, storage, advertising, marketing, promotion and distribution of all Products of the Company and its Subsidiaries, is and at all times since the Reference Date has been in material compliance with all applicable Laws, Regulatory Permits, and orders administered by the FDA or other Governmental Body for Products sold in the United States.

(e) Except as set forth in Section 3.21(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has had any Product or manufacturing site (whether Company-owned or that of a contract manufacturer for Products of the Company or its Subsidiaries) subject to a Governmental Body (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Body notice of inspectional observations, warning letters, untitled letters or requests or requirements to make changes to the Products of the Company or its Subsidiaries that if not complied with would reasonably be expected to result in a material effect on the Company or its Subsidiaries, or similar written correspondence or notice from the FDA or other Governmental Body in respect of the Company or Subsidiaries’ businesses and alleging or asserting material noncompliance with any applicable Law, Permit or such requests or requirements of a Governmental Body, and, to the Knowledge of the Company and its Subsidiaries, neither the FDA nor any other Governmental Body is considering such action.

(f) Since the Reference Date, the manufacture of Products of the Company and its Subsidiaries by or on behalf of the Company or its Subsidiaries is being conducted in compliance in all material respects with all applicable Laws, including, without limitation, the FDA’s current Good Manufacturing Practice regulations, and the respective counterparts thereof promulgated by Governmental Bodies in countries outside the United States.

(g) Section 3.21(g) of the Company Disclosure Letter sets forth a list of (i) all recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Products of the Company and its Subsidiaries (“Safety Notices”) since the Reference Date and (ii) the dates such Safety Notices, if any, were resolved or closed and (iii) to the Knowledge of the Company and its Subsidiaries,

any material complaints from Governmental Bodies with respect to the Products of the Company and its Subsidiaries that are currently unresolved. To the Knowledge of the Company and its Subsidiaries, there are no facts that would be reasonably likely to result in (x) a material Safety Notice with respect to the Products of the Company and its Subsidiaries, (y) a material change in labeling of any the Products of the Company and its Subsidiaries; or (z) a termination or suspension of marketing or testing of any the Products of the Company and its Subsidiaries.

(h) Since the Reference Date, the clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or its Subsidiaries, or in which the Products, or the products or product candidates of its Subsidiaries, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and all applicable Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312. Except to the extent disclosed on Section 3.21(h) of the Company Disclosure Letter, no investigational new drug application filed by or on behalf of the Company or its Subsidiaries with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign Governmental Body has commenced, or, to the Knowledge of the Company or its Subsidiaries, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company or its Subsidiaries.

(i) Neither the Company nor any Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of the Company or Company Products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company, its Subsidiaries, nor any of their officers, employees, or, to the Knowledge of the Company, agents has been convicted of any crime or engaged in any conduct that could result in debarment or exclusion (i) under 21 U.S.C. § 335a, or (ii) any similar Law. As of the date hereof, no claims, actions, proceedings or investigations that would reasonably be expected (with or without notice or lapse of time) to result in such debarment or exclusion are pending or, to the Knowledge of the Company, threatened against the Company, its Subsidiaries, or any of their officers, employees or agents.

(j) Since the Reference Date, neither the Company nor any Subsidiary has been subject to any investigation by any Governmental Body, or received any written subpoena, civil investigative demand, written notification, correspondence or any other comparable written request for information or documents, or any communication from any Governmental Body, including, without limitation, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services Office of Inspector General, the Department of Veterans Affairs Office of Inspector General, the Department of Justice (DOJ), or any U.S. Attorney’s Office requesting information related to the Company’s compliance with Health Care Laws or alleging potential or actual material non-compliance by, or liability of, the Company or any Company Subsidiary, under any Health Care Laws. To the Knowledge of the Company, no such investigation with respect to compliance with Health Care Laws is pending or threatened.

(k) Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Body.

(l) Between the Reference Date and the date of this Agreement, neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any director, executive, officer or employee: (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program, (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program, (iii) has had a civil monetary penalty assessed against it under 42 U.S.C. §1320a-7a, (iv) is currently listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies or (v) has received written notice from a Governmental Body that it is the target of any investigation relating to any Federal Health Care Program-related offense.

(m) Between the Reference Date and the date of this Agreement, all material reports, submissions, notices required to be maintained or filed with any Governmental Body by Company or any of its Subsidiaries with respect to Health Care Laws have been so maintained or filed on a timely basis, and were complete and accurate in all material respects as of the date of filing. No such filing with any Governmental Body contains any statement or information that, as of the date such filing was made, was (expressly or due to omission of material information) materially false or misleading.

Section 3.22. Brokerage. Other than J.P. Morgan Securities LLC, no Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company. Section 3.22 of the Company Disclosure Letter sets forth the reasonably estimated fees paid or to be paid by the Company in connection with its engagement of J.P. Morgan Securities LLC.

Section 3.23. Disclosure. None of the information supplied or to be supplied by or on behalf of the Company in writing specifically for inclusion or incorporate by reference in the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will not, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Purchaser, or any Affiliate of Parent or Purchaser in writing specifically for inclusion in the Offer Documents or the Schedule 14D-9.

Section 3.24. Opinion. The Company Board has received an opinion from J.P. Morgan Securities LLC, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, as to the fairness, from a financial point of view, of the consideration to be paid pursuant to the Offer and the Merger to the Company’s stockholders, and such opinion has not been withdrawn, revoked or modified.

Section 3.25. No Vote Required. Assuming the Contemplated Transactions are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representations and warranties set forth in Section 3.10, no stockholder votes or consents are needed to authorize this Agreement or for the consummation of the Contemplated Transactions.

Section 3.26. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

Section 4.1. Organization and Corporate Power. Each of Parent and Purchaser is validly existing and in good standing under the Laws of the jurisdiction in which it was organized, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of Parent and Purchaser has all requisite corporate power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not have a Parent Material Adverse Effect. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser free and clear of all Liens.

Section 4.2. Authorization; Valid and Binding Agreement. Each of Parent and Purchaser has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the CVR Agreement, to perform its obligations under this Agreement and the CVR Agreement, and to consummate the Offer and the Merger. No other corporate action pursuant to the Laws of the jurisdictions in which Parent or Purchaser is organized, on the part of Parent and Purchaser, is necessary to authorize this Agreement or the CVR Agreement. Each of Parent and Purchaser has duly executed and delivered this Agreement and the CVR Agreement, and assuming the due authorization, execution and delivery by the applicable counterparties, this Agreement and the CVR Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3. No Breach. The execution and delivery of this Agreement and the CVR Agreement by Parent and Purchaser, as applicable, and the consummation of the Offer and the Merger, do not (a) conflict with or violate their respective certificates of incorporation or bylaws (or similar governing documents), (b) assuming all Approvals and other actions described in Section 3.6 have been obtained, and all Filings and obligations described in Section 3.6 have been made, conflict with or violate any Law or order, judgment or decree to which Parent, Purchaser, either of their Subsidiaries or any of their properties or assets is subject or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under any Contract to which Parent, Purchaser or any other Subsidiary of Parent is a party, with such exceptions, in the case of each of clauses (b) and (c) above, as would not have a Parent Material Adverse Effect.

Section 4.4. Consents. Except for (a) the applicable requirements of the HSR Act and antitrust and competition Laws of other jurisdictions, (b) applicable requirements of the Exchange Act, (c) any Filings required by Nasdaq and (d) the Filing of the Certificate of Merger, Parent and Purchaser are not required to submit any Filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no Approval of any Governmental Body or any other party or Person is required to be obtained by Parent or Purchaser in connection with its execution, delivery and performance of this Agreement, the CVR Agreement or the consummation of the Contemplated Transactions.

Section 4.5. Litigation. As of the date of this Agreement, there are no proceedings pending or, to the Knowledge of Parent or Purchaser, threatened against Parent or any of its Subsidiaries that seeks to enjoin the Offer, the Merger or the other Contemplated Transactions, other than any such proceedings that have not had and would not have a Parent Material Adverse Effect.

Section 4.6. Offer Documents and Schedule 14D-9. None of the information supplied by Parent or Purchaser for inclusion in Schedule 14D-9 will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The Schedule TO, including any amendments thereof and supplements and exhibits thereto, will comply as to form in all material respects with the requirements of Laws and, on the date filed with the SEC and on the date first published or sent or delivered to the holders of the Shares, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding anything in the foregoing to the contrary, Parent and the Purchaser make no representation or warranty with respect to any information supplied by or on behalf of the Company, any of the Company’s Subsidiaries or any of their respective Affiliates or Representatives for inclusion (or incorporation by reference) in the Offer Documents.

Section 4.7. Brokerage. Other than Goldman, Sachs & Co., no Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or Purchaser.

Section 4.8. Capitalization and Operations of Purchaser. All of the issued and outstanding capital stock of Purchaser is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Purchaser has been formed solely for the purpose of engaging in the Contemplated Transactions and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation.

Section 4.9. Ownership of Shares. Neither Parent nor Purchaser, nor any of their Affiliates or associates, is, or at any time since the Reference Date has Parent or Purchaser or any of their Affiliates or associates been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor Purchaser, nor any of their Affiliates and associates, beneficially owns any Shares or other securities of the Company or any options, warrants or other rights to acquire any economic interest in, the Company. Neither Parent nor Purchaser nor any of their Affiliates are an Affiliate of the Company within the meaning of that term under the U.S. federal securities Laws.

Section 4.10. Financing.

(a) Parent has delivered to the Company a true, correct and complete copy of an executed commitment letter dated June 23, 2022, together with all attachments hereto, which is attached hereto as Annex V (as may be amended, restated, supplemented or otherwise modified in accordance with the terms hereof, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein. The debt financing contemplated by the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b) Parent has delivered to the Company a true, correct and complete copy of an executed equity commitment letter dated June 23, 2022, which is attached hereto as Annex VI (the “Equity Commitment Letter”, and together with the Debt Commitment Letter, the “Commitment Letters”), from GPC WH Fund LP, a Delaware limited partnership, and Patient Square Equity Partners, LP, a Delaware limited partnership (each, an “Equity Investor”) pursuant to which each Equity Investor has agreed, subject to the terms and conditions thereof, to invest in Parent the cash amounts set forth therein. The cash equity committed pursuant to the Equity Commitment Letter is collectively referred to in this Agreement as the “Cash Equity.” The Cash Equity and the Debt Financing are collectively referred to as the “Financing.” Parent has delivered to the Company true, correct and complete copies of the executed Commitment Letters and any fee letters related thereto (with respect to such related fee letters, redacted for provisions related to fees; provided that none of the redacted provisions would reasonably be expected to adversely affect the conditionality, availability or amount of the Financing).

(c) Except as expressly set forth in the Commitment Letters, as of the date hereof, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Financing or any contingencies that would permit the Lenders or the Equity Investors to reduce the total amount of the Financing. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Article III, the performance by the Company of its obligations under Article V and the satisfaction of the conditions set forth in Section 6.1 and the Offer Conditions, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in any of the Commitment Letters on or prior to the Acceptance Time, nor does Parent have knowledge that any of the Lenders or Equity Investors will not perform its obligations thereunder.

(d) The Financing, when funded in accordance with the Commitment Letters, shall provide Parent with cash proceeds at the Acceptance Time in an amount sufficient for the payment of the Cash Consideration in respect of each Share validly tendered and accepted in the Offer, the cash portion of the Merger Consideration, any other amounts required to be paid by Parent or Purchaser on the Closing Date in connection with the consummation of the transactions contemplated hereby and the payment of any fees and expenses of or payable by Parent, Purchaser or the Surviving Corporation in connection with the foregoing (such amount, the “Financing Amount”).

(e) As of the date hereof, the Commitment Letters are in full force and effect and are valid and binding obligations of Parent and, to the Knowledge of Parent, the other parties thereto, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and assuming the accuracy of the representations and warranties set forth in Article III, the performance by the Company of its obligations under Article V and the satisfaction of the conditions set forth in Section 6.1 and the Offer Conditions, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent under the terms and conditions of the Commitment Letters. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Acceptance Time. None of the Commitment Letters has been modified, amended or altered as of the date hereof, none of the Commitment Letters will be amended, modified or altered at any time through the Acceptance Time, except as permitted by the terms of this Agreement, including Section 5.18(a), as of the date hereof, and none of the respective commitments under any of the Commitment Letters have been withdrawn or rescinded in any respect as of the date hereof.

(f) Notwithstanding anything to the contrary contained herein, the Company agrees that a breach of this representation and warranty will not result in the failure of a condition precedent to the Company’s obligations under this Agreement, if (notwithstanding such breach) each of Parent and Purchaser is willing and able to consummate the Contemplated Transactions on the Closing Date.

(g) Parent and Purchaser acknowledge and agree that it is not a condition to the Offer or the Closing that Parent and Purchaser obtain any financing or refinancing (including, for the avoidance of doubt, the Financing) for or relating to the Contemplated Transactions.

Section 4.11. Investigation by Parent and Purchaser; Disclaimer of Reliance.

(a) Each of Parent and Purchaser (i) is a sophisticated purchaser and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the businesses, assets, condition, operations, and prospects of the Company and its Subsidiaries, (ii) has been furnished with or given adequate access to such information about the Company and its Subsidiaries as it has requested, (iii) to the extent it has deemed appropriate, has addressed in this Agreement any and all matters arising out of its investigation and the information provided to it and (iv) in determining to proceed with the Contemplated Transactions has not relied on any statements or information other than the representations and warranties set forth in this Agreement. Each of Parent and Purchaser acknowledges that neither the Company nor any of its Subsidiaries, nor any of their respective Affiliates or Representatives, have made, nor will any of them be deemed to have made (and nor has Parent or Purchaser or any of their respective Affiliates or Representatives relied upon) any representation, warranty, covenant or agreement, express or implied, with respect to the Company and its Subsidiaries, the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries, or the Contemplated Transactions, other than those expressly set forth in this Agreement. Each of Parent and Purchaser acknowledges and agrees that neither the Company nor its Subsidiaries nor any other Person (including any officer, director, member or partner of the Company or any of its Subsidiaries or any of their respective Affiliates) will have or be subject to any liability to Parent, Purchaser or any other Person, resulting from Parent’s or Purchaser’s use of any information, documents or material made available to Parent, Purchaser or their Representatives in any “data rooms,” management presentations, due diligence or in any other form in expectation of the Contemplated Transactions. Each of Parent and Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III, the assets and the business of the Company and its Subsidiaries are being transferred on a “where is” and, as to condition, “as is” basis. Each of Parent and Purchaser acknowledges (A) that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company and its Subsidiaries as contemplated hereunder and (B) has had the opportunity to negotiate the terms and conditions of this Agreement and the Contemplated Transactions and that the representations and warranties in this Agreement cover all of the material topics on which it is making its decision to proceed with the consummation of the Contemplated Transactions.

(b) In connection with Parent’s and Purchaser’s investigation of the Company, each of Parent and Purchaser may have received from the Company and its Representatives certain projections and other forecasts and certain business plan information of the Company and its Subsidiaries. Each of Parent and Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Purchaser is familiar with such uncertainties, that each of Parent and Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that each of Parent, Purchaser, and their Representatives will have no claim against any Person with respect thereto. Accordingly, each of Parent and Purchaser acknowledges that, without limiting the generality of this Section 4.11(b), neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 4.12. Other Agreements. Parent and Purchaser have disclosed to the Company all contracts, agreements, or understandings (and, with respect to those that are written, Parent and Purchaser has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser, or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company or its Subsidiaries, on the other hand.

Section 4.13. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT, PARENT AND PURCHASER MAKE NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND PARENT AND PURCHASER HEREBY DISCLAIM ANY SUCH REPRESENTATION OR WARRANTY.

ARTICLE V

COVENANTS

Section 5.1. Covenants of the Company.

(a) Except (i) as set forth in Section 5.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted or contemplated by this Agreement or (iv) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Pre-Closing Period”), the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts (A) to carry on its business in the ordinary course of business and in a manner consistent with past practice, (B) to preserve intact its current assets and business organization, keep available the services of its current officers and employees, (C) to carry on its business in compliance in all respects with all applicable Laws, including without limitation, all applicable Health Care Laws, (D) to notify and consult with Parent prior to meeting with, or submitting any material correspondence to, the FDA or any other comparable regulatory authority, other than routine correspondence as may be required in connection with any Regulatory Permit, and (E) to preserve its relationships and goodwill with customers, suppliers, partners, licensors, licensees, distributors, Governmental Bodies, employees and others having business dealings with it.

(b) Without limiting the generality of Section 5.1(a), during the Pre-Closing Period and except as contained in any of the clauses (i) through (iv) of Section 5.1(a) (including as may be set forth in Section 5.1(a) of the Company Disclosure Letter), the Company shall not and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned):

(i) establish a record date for, authorize, declare, set aside or pay any dividends on or make other distributions (whether in cash, assets, stock or property) in respect of any of its capital stock or shares except for the declaration and payment of dividends or distributions by a direct wholly owned Subsidiary of the Company solely to its parent;

(ii) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Company Stock Option or Company Equity Award except for (A) transactions solely between or among the Company and its wholly owned Subsidiaries, (B) as a result of net share settlement of any Company Stock Options or Company Equity Award or to satisfy the exercise price or withholding Tax obligations in respect of any Company Stock Option or Company Equity Award or (C) any forfeiture of any Company Stock Option or Company Equity Award;

(iii) grant, issue, sell, pledge, dispose of or otherwise encumber, or authorize the grant, issuance, sale, pledge, disposition or other encumbrance of, (A) any shares of capital stock or other ownership interest in the Company or any of its Subsidiaries, (B) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (C) any phantom equity or similar contractual rights or (D) any rights, warrants, options, stock appreciation rights, restricted stock, stock units, or other equity or equity-based compensation to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities except, in each case: (1) for issuances in respect of (x) Company Stock Options, Company ESPP Options and Company Equity Awards outstanding on the date of this Agreement or (y) pursuant to any Company Plans set forth on Section 3.18 of the Company Disclosure Letter as in effect on the date of this Agreement, or (2) for transactions solely between or among the Company and its wholly owned Subsidiaries;

(iv) except as required by the terms of a Company Plan as in effect as of the date of this Agreement or as required by applicable Law, (A) modify or increase the wages, salary or other compensation or benefits payable to any Service Provider, other than annual increases in base compensation made in the ordinary course of business consistent with past practice with respect to employees of the Company and its Subsidiaries whose annual base compensation is less than $300,000 and provided that such modifications or increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for the Company or any of its Subsidiaries, (B) establish, adopt, enter into, amend in any material respect or terminate any material Company Plan, not including annual renewals of welfare benefit plans made in the ordinary course of business consistent with past practice, (C) accelerate the payment, funding, right to payment or vesting of any compensation or benefits, (D) grant any severance or termination pay or retention, change in control, or similar bonus or any similar arrangement to any current or former Service Provider, or (E) grant any new incentive compensation to any current or former Service Provider;

(v) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or other employee representative body applicable to the Company or its Subsidiaries, or implement or take any actions in preparation to implement any reduction in force or mass termination;

(vi) hire or promote any employees, except for hiring consistent with the budget previously disclosed to Parent prior to the date of this Agreement, to fill open positions or to replace an individual who departs following the date of this Agreement and, in each case, provided that any such employee’s annual base compensation is less than $300,000;

(vii) amend any of the Company Organizational Document or the comparable charter or organization documents of any of its Subsidiaries, adopt a stockholders’ rights plan or enter into any agreement with respect to the voting of its capital stock;

(viii) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(ix) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization (including spin-offs and carve-outs) of the Company or any of its Subsidiaries that is significant under Rule 1-02(w) of Regulation S-X;

(x) subject to clause (xi), make any capital expenditures that are individually or in the aggregate in excess of $500,000 above amounts indicated in any capital expenditure budget provided to Parent prior to the date of this Agreement;

(xi) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of materials from suppliers or vendors in the ordinary course of business or in individual transactions involving less than $2,000,000 in assets;

(xii) except with respect to any intercompany arrangements or revolving credit borrowings under the Company Credit Agreements in the ordinary course of business, (A) incur any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for short-term Indebtedness incurred in the ordinary course of business up to $1,000,000 in the aggregate; (B) make any loans or advances to any other Person (except for business expenses); (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay or refinance any material Indebtedness;

(xiii) sell, transfer, license, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of (A) any assets or businesses with a fair market value in excess of $100,000 in the aggregate or (B) any Owned Intellectual Property or Exclusive Intellectual Property, except, in the case of clause (B), in the ordinary course of business consistent with past practice or with respect to non-exclusive licenses granted pursuant to the Company’s or its Subsidiaries’ standard contracts;

(xiv) commence, pay, discharge, settle, compromise or satisfy any threatened or pending Action (A) for monetary consideration in excess of $500,000 or (B) that would impose any material non-monetary obligations on the Company or its Subsidiaries that would continue after the Effective Time;

(xv) change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvi) (A) make, change or revoke any material Tax election with respect to the Company or any of its Subsidiaries, (B) file any material amended Tax Return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), Tax allocation agreement or Tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes) relating to or affecting any material Tax liability of the Company or any of its Subsidiaries, or (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or any of its Subsidiaries or outside of the ordinary course of business;

(xvii) waive, release or assign any material rights or claims under, or enter into, terminate, renew, affirmatively determine not to renew, amend, modify, exercise any options or rights of first offer or refusal under or terminate, any Company Material Contract;

(xviii) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any Company Permits in a manner which is adverse to the Company and its Subsidiaries;

(xix) enter into any new line of business material to the Company and its Subsidiaries, taken as a whole, or form a new Subsidiary of the Company;

(xx) fail, cancel, reduce, terminate or fail to maintain in effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses; or

(xxi) authorize, agree or commit to take any of the actions described in clauses (i) through (xx) of this Section 5.1(b).

Section 5.2. Access to Information; Confidentiality.

(a) Except if prohibited by applicable Law, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall use reasonable best efforts, upon reasonable advance notice, to (i) give Parent and Purchaser and their respective Representatives reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere in any material respect with the normal operations of the business of the Company) to relevant officers, employees, agents and facilities and to relevant books, contracts and records of the Company and its Subsidiaries, (ii) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request and (iii) cause its and its Subsidiaries’ officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties, and personnel of the Company as Parent or Purchaser may from time to time reasonably request; provided, that any such access shall be afforded and any such information shall be furnished at Parent’s expense; and provided further that the parties shall act in good faith in all respects in the performance of the obligations under this Section 5.2(a).

(b) Information obtained by Parent or Purchaser pursuant to Section 5.2(a) will constitute “Confidential Information” under the Confidential Disclosure Agreement and will be subject to the provisions of the Confidential Disclosure Agreement.

(c) Nothing in Section 5.2(a) requires the Company to permit any inspection, or to disclose any information, to the extent (i) such information violates any of its or its Affiliates’ respective obligations with respect to confidentiality, (ii) such information relates to the applicable portions of minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed (A) the Contemplated Transactions or any similar transaction involving the sale of the Company, or a material portion of its assets, to, or combination of the Company with, any Person, (B) any Acquisition Proposal or (C) any Intervening Event or (iii) that affording such access or furnishing such information would result in loss of legal protection, including the attorney-client privilege and work product doctrine; provided, however, in each case, the Company shall use reasonable best efforts to communicate the applicable information to Parent in a manner that would not violate confidentiality obligations or waive such privilege or work-product doctrine.

(d) Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including as a result of COVID-19 or any COVID-19 Measures).

Section 5.3. Acquisition Proposals.

(a) The Company shall not, shall cause its Subsidiaries not to, and shall instruct its Representatives not to: (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiry with respect to, or the making, submission or announcement of any Acquisition Proposal, (ii) enter into, continue or engage in negotiations with any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) with respect to any Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, (iii) provide any non-public information or access to any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in connection with any Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend or propose to approve, endorse or recommend any Acquisition Proposal, or any Person becoming an “interested stockholder” of the Company as defined in Section 203 of the DGCL, (v) enter into any letter of intent or agreement in principle or any agreement providing for any Acquisition Proposal (except for confidentiality agreements permitted under Section 5.3(b)), or (vi) resolve to do, or agree or publicly announce an intention to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease any solicitation, discussions, or negotiations with any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) with respect to any Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, promptly terminate access granted to any third party or its Representatives to any electronic data room maintained by the Company or its Subsidiaries with respect to the Contemplated Transactions and, to the extent the Company has the right to do so, shall request the return or destruction of all confidential information provided by or on behalf of the Company or its Subsidiaries to any such Person (and in any event within twenty-four (24) hours following the date hereof). The Company and its Representatives may (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person solely to determine whether such inquiry or proposal constitutes an Acquisition Proposal and (B) inform a Person that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 5.3.

(b) Notwithstanding Section 5.3(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to the Acceptance Time, (i) the Company has received a written Acquisition Proposal that did not result from a breach of this Section 5.3, (ii) the Company Board or a committee thereof determines, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal and (iii) the Company Board or a committee thereof determines, after consultation with its financial advisors and outside legal counsel, in good faith that the failure of the Company Board to take an action described in clause (A) or (B) below would be inconsistent with its fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, that, (1) the Company shall not, and shall instruct its Representatives not to, disclose any material non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with terms governing confidentiality that, taken as a whole, are not materially less restrictive to the other Person than those contained in the Confidential Disclosure Agreement and, other than confidentiality agreements existing as of the date of this Agreement, does not contain any provision that could prevent the Company from providing any disclosure to Parent required pursuant to Section 5.3(c), and (2) the Company shall, as promptly as reasonably practicable, and in any event within one (1) Business Day, provide or make available to Parent any material non-public information concerning the Company or its Subsidiaries provided or made available to such other Person that was not previously provided or made available to Parent and Purchaser.

(c) The Company shall promptly (and in any event within one (1) Business Day) notify Parent orally and in writing of the receipt by the Company of any Acquisition Proposal or written indication by any Person that it is considering making an Acquisition Proposal. The Company shall provide Parent promptly (and in any event within such one (1) Business Day period) copies of any written materials submitted in connection with such Acquisition Proposal, a summary of any material terms and conditions of any such Acquisition Proposal, the identity of the Person making such Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal and shall keep Parent reasonably informed on a current basis of any material change to the terms of any such Acquisition Proposal, in each case, except to the extent that doing so would violate a confidentiality agreement existing as of the date of this Agreement, provided, however, that in such case the Company shall use reasonable best efforts to communicate the applicable information to Parent in a manner that would not violate such confidentiality agreement.

(d) The Company Board and each committee thereof shall not, subject to the terms and conditions of this Agreement, (i) cause or permit the Company to approve or enter into any acquisition agreement, merger agreement, or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 5.3(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) make a Change of Board Recommendation.

(e) Notwithstanding Section 5.3(d) or any other provision of this Agreement, prior to the Acceptance Time:

(i) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement if (A) the Company receives an Acquisition Proposal that the Company Board or a committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal; (B) the Company Board or a committee thereof determines in good faith that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; (C) the Company has notified Parent in writing that it intends to terminate this Agreement to enter into an Alternative Acquisition Agreement, which notice shall include the information with respect to such Acquisition Proposal that is specified in Section 5.3(b) and (D) no earlier than the end of the Notice Period, the Company Board or any committee thereof again determines in good faith, after consultation with its financial advisors and outside legal counsel (and after taking into consideration the terms of any proposed amendment or modification to this Agreement, the Commitment Letters and the Guaranty made by Parent during the Notice Period), that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal;

(ii) the Company Board or a committee thereof may make a Change of Board Recommendation if (A) the Company receives an Acquisition Proposal that the Company Board or a committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation, which notice shall include the information with respect to such Acquisition Proposal that is specified in Section 5.3(b) and (C) no earlier than the end of the Notice Period, the Company Board or a committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel (and after taking into consideration the terms of any proposed amendment or modification to this Agreement, the Commitment Letters and the Guaranty made by Parent during the Notice Period), that the failure to make a Change of Board Recommendation would be, inconsistent with its fiduciary duties under applicable Law;

(iii) other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation, which notice shall include all material information with respect to any such Intervening Event and a description of the Company Board’s rationale for such action and (B) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel (and after considering the terms of any proposed amendment or modification to this Agreement, the Commitment Letters and the Guaranty made by Parent during the Notice Period), that the failure to effect a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law; and

(iv) during any Notice Period, if requested by Parent, the Company shall negotiate in good faith with Parent regarding potential changes to this Agreement.

The provisions of this Section 5.3(e) apply to any material revision or amendment to the terms of any applicable Acquisition Proposal determined to be a Superior Proposal with respect to Section 5.3(e)(i) and Section 5.3(e)(ii) and require a revised Determination Notice and a new Notice Period pursuant to clause (i) or (ii), as the case may be.

(f) Nothing contained in this Agreement prohibits (i) the Company Board or a committee thereof from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Company Board or a committee thereof determines that the failure to make such statement would be inconsistent with its fiduciary duties under applicable Law or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act; provided that, in each case, any such disclosure that constitutes or contains a Change of Board Recommendation shall be subject to the provisions of Section 5.3(e).

Section 5.4. Employment and Employee Benefits Matters.

(a) Parent shall, and shall cause the Surviving Corporation and each of its other Subsidiaries to, for a period of one year following the Effective Time, maintain for each individual employed by the Company or any of its Subsidiaries at the Effective Time (each, a “Current Employee”) while they remain employed following the Effective Time (i) each of an annual rate of base salary or wages, as applicable, and a target annual cash incentive compensation opportunity not less than that provided to the Current Employee as of immediately prior to the Effective Time, (ii) employee benefits that are at least as favorable in the aggregate as the employee benefits maintained for and provided to the Current Employee as of immediately prior to the Effective Time (excluding defined benefit pension, nonqualified deferred compensation, retiree or post-employment health and welfare, equity or equity-based, and change-in-control compensation or benefits) and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company or one of its Subsidiaries to the Current Employee as of immediately prior to the Effective Time, as set forth on Section 5.4(a)(iii) of the Company Disclosure Letter.

(b) Parent shall, and shall cause the Surviving Corporation to, cause service rendered by Current Employees to the Company and its Subsidiaries prior to the Effective Time to be taken into account for all purposes under employee benefit plans of Parent and the Surviving Corporation and its Subsidiaries (other than for benefit accrual purposes under any defined benefit plan), to the same extent as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided, that, the foregoing will not apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, or (ii) to any defined benefit pension, nonqualified deferred compensation, retiree or post-employment health and welfare benefit plans. Without limiting the generality of the foregoing, Parent shall, and shall cause the Surviving Corporation to use commercially reasonable efforts, to not subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its Subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

(c) No provision of this Agreement (i) shall be construed to prohibit or restrict Parent or the Surviving Corporation or any of its Subsidiaries from amending or terminating any individual Company Plan or any other employee benefit plan, (ii) requires Parent or the Surviving Corporation or any of its Subsidiaries to keep any Person employed or in service for any period of time, (iii) constitutes the establishment or adoption of, or amendment to, any Company Plan or other employee benefit plan or (iv) confers upon any Current Employee or any other Person any third-party beneficiary or similar rights or remedies.

Section 5.5. Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Purchaser shall cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors or officers of the Company than are currently provided in the Company Organizational Documents, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six (6) years from the Effective Time, and in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable Law, in which case Parent shall, and shall cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 5.5.

(b) Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, fiduciary, or agent of the Company or its Subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Action, Parent and the Surviving Corporation shall advance to each Indemnified Party reasonable expenses incurred in the defense of the Action, including reasonable attorneys’ fees (provided that any Person to whom expenses are advanced shall have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c) Notwithstanding anything to the contrary in this Agreement, the Company shall purchase prior to the Effective Time a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies. If such tail policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation. In the event that such a tail policy is not obtained, for a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, that, the annual premium for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time.

(d) Without limiting any of the rights or obligations under this Section 5.5, from and after the Effective Time, the Surviving Corporation shall keep in full force and effect, and shall comply with the terms and conditions of, any agreement set forth on Section 5.5(d) of the Company Disclosure Letter and in effect as of the date of this Agreement between or among the Company or any of its Subsidiaries and any Indemnified Party providing for the indemnification of such Indemnified Party and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements.

(e) This Section 5.5 will survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person or entity referred to in this Section 5.5. The indemnification and advancement provided for in this Section 5.5 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract, or otherwise. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall make proper provisions such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 5.5.

Section 5.6. Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the Offer, the Merger and the other Contemplated Transactions as promptly as reasonably possible and, in any event, by or before the Outside Date. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to, or to cause their ultimate parent entity (as such term is defined in the HSR Act) to, (i) make an appropriate Filing of a Notification and Report Form pursuant to the HSR Act and all other Filings required pursuant to applicable foreign Antitrust Laws with respect to the Merger as promptly as reasonably practicable and in any event prior to the expiration of any applicable legal deadline (provided that, unless otherwise agreed by the Company and Parent in writing, the Filing of a Notification and Report Form pursuant to the HSR Act must be made within ten (10) Business Days after the date of the Agreement) and (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law. Parent shall, with the reasonable cooperation of the Company, be responsible for making any Filing or notification required or advisable under foreign Antitrust Laws within ten (10) Business Days after the date of this Agreement, unless otherwise agreed to by the Company and Parent in writing. The parties also shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and may provide to the other parties on a counsel-only basis as necessary, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any Antitrust Laws. Without limiting the foregoing, the parties hereto agree (A) to give each other reasonable advance notice of all meetings with any Governmental Body relating to any Antitrust Laws, (B) to give each other an opportunity to participate in each of such meetings, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Antitrust Laws, (D) if any Governmental Body initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any Antitrust Laws and (F) to provide each other with copies of all written communications to or from any Governmental Body relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis, if appropriate.

(b) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.6 or elsewhere in this Agreement shall be deemed to require Parent, its Subsidiaries or Affiliates to (i) offer, negotiate, commit to, or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or other disposition of any and all of the capital stock, assets, equity holdings, rights, products, or businesses of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), and any other restrictions on the activities of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or (ii) contest, defend, or appeal any threatened or pending preliminary or permanent injunction or other order, decree, or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of any party hereto to consummate the Offer and the Merger and taking other actions to prevent the entry, enactment, or promulgation thereof, if any such action described in subparts (i) or (ii) of this Section 5.6 would, individually or in the aggregate, reasonably be expected to have (A) a material adverse effect on the business, assets or financial condition of Parent and its Subsidiaries or Affiliates, taken as a whole, after giving effect to the Contemplated Transactions or (B) a material adverse effect on the business, assets or financial condition of the Company; it being understood that a request for information or documentary material pursuant to the HSR Act shall not in itself constitute a material adverse effect under this Section 5.6(b). Parent and the Company shall each pay one-half of the filing fees for the Notification and Report Forms filed under the HSR Act and all other filings required pursuant to the applicable foreign Antitrust Laws.

(c) Without limiting the obligations in clauses (a) and (b) of this Section 5.6, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Body challenging the Offer or the Merger, each of Parent, Purchaser, and the Company shall cooperate in all respects with each other and shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, decision, or other order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of Offer or the Merger.

(d) Prior to the Acceptance Time, each party shall use reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions necessary, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Offer, the Merger and the Contemplated Transactions, including (i) obtaining any Approvals of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance, or consummation of the Contemplated Transactions, (ii) defending any Action challenging this Agreement or the consummation of the Contemplated Transactions and (iii) executing and delivering any additional instruments necessary to consummate the Contemplated Transactions; provided, that, in no event will the Company or its Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty, or other consideration or make any other accommodation to any third party to obtain any Approvals required with respect to any such Contract (for the avoidance of doubt, excluding filing fees required to be paid to a Governmental Body).

Section 5.7. Public Announcements. The Company shall not, and shall cause each of (i) its Subsidiaries and (ii) its and its Subsidiaries’ respective Representatives to not, and Parent shall not, and shall cause each of (a) its Subsidiaries and (b) its and its Subsidiaries’ respective Representatives to not, issue any press release or announcement concerning the Contemplated Transactions without the prior consent of the other (which consent may not be unreasonably withheld, conditioned, or delayed), except any release or announcement required by applicable Law (including in connection with the making of any filings or notifications required under the HSR Act or any foreign Antitrust Laws in connection with the Contemplated Transactions) or any rule or regulation of Nasdaq or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall use reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The restrictions of this Section 5.7 do not apply to communications by the Company in connection with, or following, an Acquisition Proposal or a Change of Board Recommendation, provided, however, in each case, to the extent not prohibited by applicable Law or any applicable confidentiality agreement, prior to the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated, the Company shall give Parent reasonable advance notice of (including the contents of) its intended press release or other announcement. Before any document or other written communication prepared by or on behalf of the Company or any of its Subsidiaries to be posted or made accessible on the website of the

Company (whether in written, video or oral form via webcast, hyperlink or otherwise) that is related to any of the Contemplated Transactions and is required to be filed with the SEC pursuant to Regulation 14D under the Exchange Act (a “Merger Communication”) is disseminated to any investor, analyst, member of the media, employee, client, customer or other third party or otherwise made accessible on the website of the Company or such participant (whether in written, video or oral form via webcast, hyperlink or otherwise), the Company shall share a draft of such Merger Communication with Parent and give reasonable and good faith consideration to any comments made by Parent and its counsel on any such Merger Communication.

Section 5.8. Conduct of Parent and Purchaser.

(a) Parent shall not, and shall cause each of its Subsidiaries to not, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, result in any Offer Conditions or of the conditions to the Merger not being satisfied or prevent, materially delay, or materially impede the ability of Parent and Purchaser to consummate the Offer, the Merger or the other Contemplated Transactions.

(b) Parent shall, immediately following execution of this Agreement, adopt this Agreement in its capacity as sole stockholder of Purchaser in accordance with applicable Law and the certificate of incorporation and bylaws of Purchaser.

Section 5.9. No Control of the Company’s Business. Nothing contained in this Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.10. Purchaser. Prior to the Effective Time, Purchaser shall not engage in any other business activities and shall not incur any liabilities or obligations other than as contemplated herein. Parent shall take all actions necessary to cause Purchaser to perform its obligations in accordance with this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.11. Ownership of Company Securities. Prior to the Effective Time, Parent shall not, and shall cause each of its Subsidiaries to not, acquire (directly or indirectly, beneficially or of record) any Shares, or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. None of Parent, Purchaser, or their respective Affiliates shall hold any rights to acquire any Shares except pursuant to this Agreement. Notwithstanding anything to the contrary contained herein, the prohibitions set forth in this Section 5.11 shall not apply to any investment in any securities of the Company by or on behalf of any pension or employee benefit plan or trust, including (a) any direct or indirect interests in portfolio securities held by an investment company registered under the Investment Company Act of 1940, as amended, or (b) interests in securities comprising part of a mutual fund or broad based, publicly traded market basket, or index of stocks approved for such a plan or trust in which such plan or trust invests and, in all cases, over which Parent, Purchaser, or their respective Subsidiaries exercise no investment discretion and provided such beneficial ownership does not result in an obligation by Parent, Purchaser, or their respective Subsidiaries to file or amend a Schedule 13D pursuant to the Exchange Act.

Section 5.12. Stockholder Litigation. The Company shall give Parent notice as promptly as practicable of, and the opportunity to participate in (subject to a customary joint defense agreement) the defense or settlement of, any stockholder litigation against the Company or its directors or executive officers relating to or in connection with this Agreement, the Merger or the Contemplated Transactions, whether commenced prior to or after the execution and delivery of this Agreement. The Company shall not settle any stockholder litigation against the Company and/or its directors relating to this Agreement, the Merger or the other Contemplated Transactions without Parent’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall keep Parent reasonably and promptly informed with respect to the status of such litigation.

Section 5.13. State Takeover Laws. If any “fair price”, “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the Contemplated Transactions, the parties hereto will take all such actions as are reasonably necessary to minimize the effects of any such statute or regulation on such transactions.

Section 5.14. Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under Laws and the rules and policies of Nasdaq to cause the delisting of the Company and of the Shares from Nasdaq as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Shares to be delisted from Nasdaq prior to the Effective Time.

Section 5.15. Resignations. Prior to the Effective Time, upon Parent’s request, the Company shall use reasonable best efforts to cause any director of the Company, and any director of a Subsidiary of the Company, in each case as and to the extent requested by Parent, to execute and deliver a letter effectuating his or her resignation as a director of such entity effective as of the Effective Time.

Section 5.16. CVR Agreement. Parent shall, at or prior to the Effective Time, duly authorize, execute and deliver, and shall ensure that the Rights Agent executes and delivers, the CVR Agreement, subject to any revisions to the CVR Agreement that are requested by the Rights Agent, provided that the Company has provided it prior written consent to any such revisions (such consent not to be unreasonably withheld, delayed or conditioned). Parent and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary, to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, the Exchange Act or any applicable state securities or “blue sky” laws.

Section 5.17. Company Credit Agreements. The Company shall, and the Company shall cause its Subsidiaries to, each use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with Parent and Purchaser in doing, all things necessary, proper or advisable with respect to the Company Credit Agreements, including providing timely notice to the appropriate parties of the Contemplated Transactions as required thereunder, and as promptly as practicable, make all filings and notifications as reasonably requested by Parent or Purchaser.

Section 5.18. Financing.

(a) Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to obtain, no later than the Acceptance Time, the proceeds of the Financing on the terms and conditions described in the Commitment Letters, including (i) maintaining in effect the Commitment Letters in accordance with and subject to the terms and conditions set forth therein (it being understood that the Commitment Letters may be replaced or amended as provided below), (ii) negotiating definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) that reflect the terms and conditions in the Debt Commitment Letter or such other terms that may be acceptable to Parent or the Lenders, provided that, such other terms shall not be permitted to the extent they constitute Restricted Terms (as defined below) and seeking to obtain such other terms shall not be permitted if it could reasonably be expected to materially prevent, impair or delay the Closing, (iii) satisfying on a timely basis (or obtaining a waiver of) all conditions in the Debt Commitment Letter (other than those conditions that by their nature are to be satisfied at the Acceptance Time or the Closing, but subject to the satisfaction or waiver of such conditions at the Acceptance Time or the Closing) and the Definitive Agreements applicable to Parent or its Affiliates that are within their control and (iv) complying with the covenants applicable to it in the Commitment Letters and in the Definitive Agreements for the Financing that are within its control to the extent the failure to comply with such covenants could adversely impact the amount, certainty or timing of the Financing or the availability of the Financing at the Closing. In the event that all conditions contained in the Commitment Letters (other than, with respect to the Debt Financing, the availability of the Cash Equity) have been satisfied, Parent shall use commercially reasonable efforts to cause the Lenders and Equity Investors to fund the Financing at the Acceptance Time. Other than amendments, modifications or supplements to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties to the Debt Commitment Letter, Parent shall not, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) permit any amendment or modification to, or any waiver of any material provision or remedy under, the Commitment Letters or Definitive Agreements if such amendment, modification, waiver or remedy (A) adds new (or expands or adversely modifies any existing) conditions to the consummation of the Financing in a manner that would reasonably be expected to (x) prevent or delay the Closing or (y) make the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, less likely to occur in any material respect, (B) reduces the amount of the Financing to an amount that would be less than the amount that would be required to pay the Financing Amount (unless, in the case of a reduction to the Debt Financing, the Cash Equity is increased by the amount of any such reduction (such additional amount of Cash Equity, the “Additional Cash Equity”)), (C) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements in any material respect, (D) adversely affect the ability of Parent or its Affiliates to enforce or cause the enforcement of its rights under the Financing in any material respect, (E) allow for the early termination of the Debt Commitment Letter or (F) could reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement (clauses (A)-(F), collectively, the “Restricted Terms”). In the event that any portion of the Debt Financing becomes unavailable, or Parent reasonably expects may become unavailable, on the terms and conditions in the Debt Commitment Letter or on such other terms not materially less favorable to Parent (unless the Cash Equity is increased by a corresponding amount), regardless of the reason therefor (other than the right of Parent to terminate this Agreement pursuant to Section 7.4 hereof), Parent will (i) use commercially reasonable efforts to obtain alternative debt financing (in an amount, when taken together with the Cash Equity, at least equal to the Financing Amount) from the same or other sources on terms and conditions that are not materially less favorable in the aggregate to Parent (in Parent’s reasonable discretion) than those contained in the Debt Commitment Letter (the “Alternative Debt Financing”), provided that such Alternative Debt Financing shall not include any Restricted Terms and (ii) promptly notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement (other than as expressly provided otherwise), the term “Debt Financing” shall be deemed to include any Alternative Debt Financing arranged in compliance herewith, and the terms “Debt Commitment Letter” and “Definitive Agreement” shall be deemed to include any commitment letter (or similar agreement) or definitive agreement with respect to any such Alternative Debt Financing; provided, that, notwithstanding anything to the contrary herein, in no event shall any Alternative Debt Financing or amendment with respect to the Debt Commitment Letter be deemed to materially and adversely expand the obligations set forth in this Section 5.18 of the Company and its Subsidiaries.

(b) Parent shall promptly notify the Company in writing (i) of any breach or default by any party to any Commitment Letter, (ii) of the receipt by any of Parent or Purchaser or any of their Affiliates of any written notice from any Debt Financing Source with respect to any actual or threatened breach, dispute, termination or repudiation by any party to any Commitment Letter (but excluding in each case, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or any Definitive Agreement with respect thereto) (iii) if for any reason Parent or Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing necessary to fund the Financing Amount (taking into account the Cash Equity) on the terms (or on such other terms not materially less favorable to Parent), in the manner or from the sources contemplated by the Commitment Letters at or prior to the time that the Closing is required to occur pursuant to the terms hereof and (iv) of the termination or expiration of the Debt Commitment Letter. Upon the request of the Company, Parent shall keep the Company reasonably informed (and provide information reasonably requested by the Company) including, without limitation, relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence; provided that Parent shall not be obligated to provide any information that would jeopardize any attorney-client privilege on a reasonably current basis of the status of its efforts to consummate the Financing. Notwithstanding the foregoing, compliance by Parent with this Section 5.18(b) shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement; provided that any breach by Parent of this Section 5.18(b) shall not cause the condition in subsection (d) of Annex I to occur if Parent obtains the Financing in the amount equal to the Financing Amount at or prior to the Closing Date.

(c) Notwithstanding anything to the contrary, nothing in this Section 5.18 shall require (i) funding of any equity financing other than the Cash Equity portion of the Financing (including any Additional Cash Equity), (ii) the incurrence of any debt financing other than the Debt Financing or any Alternative Debt Financing, or (iii) the payment of fees in connection with the Debt Financing or the Cash Equity portion of the Financing in excess of the amounts contemplated by the Debt Commitment Letter and Equity Commitment Letter.

(d) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide, and shall cause its Representatives to use their reasonable best efforts to provide, all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries; it being understood and agreed that the actions set forth in clauses (i) through (viii) of this Section 5.18(d) do not so unreasonably interfere), including, but not limited to, using reasonable best efforts to, upon Parent’s request:

(i) participate in a reasonable number of virtual meetings, conference calls, presentations, road shows, due diligence sessions and sessions with arrangers, potential lenders and/or rating agencies, at reasonable times and locations mutually agreed, and upon reasonable notice;

(ii) assist Parent with the preparation of customary rating agency presentations, bank information memoranda, offering memoranda, confidential information memoranda, private placement memoranda, prospectuses and similar marketing documents and investor and lender presentations (including a customary authorization letter) required in connection with the Debt Financing;

(iii) assist Parent in connection with the preparation of (but not executing prior to the Closing) any loan agreement, guarantees, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent or the Lenders and otherwise reasonably cooperating with Parent and the Lenders in facilitating the pledging of collateral and the granting of security interests relating to the collateral if required by the Debt Commitment Letter, it being understood that such documents will not take effect until the Closing;

(iv) provide or obtain customary closing, solvency and perfection certificates and insurance, in each case, as reasonably requested by Parent provided that they are contingent on the completion of the Debt Financing;

(v) take all corporate and other customary actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing;

(vi) obtain from the Company’s existing banking lenders customary payoff letters, lien releases and instruments of termination or discharge, if applicable, and with respect to the Company Convertible Notes, comply with Section 5.19 and take such other actions as may be required or reasonably requested by Parent in connection with the repayment of any indebtedness of the Company;

(vii) furnish Parent with (x) the Required Information and (y) such other pertinent historical consolidated financial statements and other pertinent historical financial information regarding the Company as may be reasonably requested by Parent for the consummation of the Debt Financing and provide Parent with information reasonably requested by Parent in connection with (but not be responsible for) Parent’s preparation of customary pro forma financial information and pro forma financial statements; and

(viii) at least three (3) Business Days prior to the Acceptance Time, provide all documentation and other information about the Company and each of its Subsidiaries as is reasonably requested in writing by Parent at least ten (10) Business Days prior to the Acceptance Time that relates to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and customary beneficial ownership certifications.

The foregoing notwithstanding, nothing in this Section 5.18 or otherwise shall require (i) any persons who are directors of the Company or any of its Subsidiaries prior to the Closing Date to pass resolutions or consents to approve or authorize any aspect of the Debt Financing to the extent they are not continuing in the same role following the Closing Date; (ii) the Company and its Subsidiaries to pass resolutions or consents to approve or authorize any aspect of the Debt Financing prior to the Closing that is not contingent on the occurrence of the Closing; (iii) the Company or any of its Subsidiaries or any of their respective Representatives to enter into any agreement (other than customary authorization letters and KYC/beneficial ownership certification documentation) or undertake any obligation which becomes effective prior to the Closing and that is not contingent on the occurrence of the Closing; (iv) the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other cost or expense, in each case prior to the Closing that is not contingent on the occurrence of the Closing; (v) the Company, any Subsidiary or any Representative thereof to deliver any opinion; (vi) the Company or any of its Subsidiaries to take any action that could reasonably be expected to (A) conflict with, or result in any violation or breach of, or default under, the organizational documents thereof, any applicable Law, or any material contract to which it is a party; (B) result in the waiver of any legal privilege or (C) cause any condition to the Closing set forth in Article VI to not be satisfied; (vii) any Representative of the Company to deliver any certificate or take any other action in any personal capacity; (viii) the preparation of quarterly or annual financial statements for the Company with a different fiscal quarter end or fiscal year end than the Company’s current fiscal quarter end and fiscal year end dates; or (ix) the Company or any of its Subsidiaries to provide or cause to be provided any Excluded Information.

(e) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and reasonably documented out-of-pocket costs and expenses (including reasonable and reasonably documented out-of-pocket attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation contemplated by this Section 5.18(e) (other than the preparation of its normal quarterly and annual financial statements). Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs, charges or expenses (including reasonable attorneys’ fees), suffered or incurred by them in connection with (i) the Debt Financing (including the arrangement or obtaining thereof), (ii) any action taken by them pursuant to this Section 5.18(e), or (iii) any information utilized in connection with the Debt Financing except with respect to any historical financing statements or other information provided by or on behalf of the Company or any of its Subsidiaries in writing specifically for use in connection with any Debt Financing, except to the extent resulting from the gross negligence, fraud or willful misconduct of the Company or any of its Subsidiaries or Representatives, arising from incorrect or misleading information provided by Company or any of its Subsidiaries or Representatives, or to the extent that the indemnity relates to matters with respect to which the Parent is entitled to indemnity hereunder.

(f) Notwithstanding anything to the contrary, the Company shall be deemed to have complied with Section 5.18(d) for all purposes of this Agreement (including Article III) unless the Debt Financing has not been obtained primarily as a result of the Company’s breach of its obligations under Section 5.18(d). For the avoidance of doubt, the parties acknowledge and agree that (i) the provisions contained in Section 5.18(d) represent the sole obligation of the Company and its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing, and no other provision of this Agreement (including the exhibits and schedules hereto) shall be deemed to expand or modify such obligations and (ii) any action taken or omitted to be taken with respect to the matters contemplated by this Section 5.18 will not be taken into account for purposes of determining whether any condition to the transactions contemplated hereby has been satisfied.

(g) All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 5.18 shall be kept confidential in accordance with the Confidential Disclosure Agreement; it being understood that Parent and its Representatives may disclose such information to its Debt Financing Sources in accordance with customary confidentiality practices for its debt financing. The Company hereby consents to the reasonable and customary use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Subsidiaries or the reputation or goodwill of the Company or any of the Subsidiaries.

Section 5.19. Treatment of Convertible Notes. The Company, the Surviving Corporation and Parent will take all necessary action to execute and deliver supplemental indentures to the Trustee (as defined in the Convertible Notes Indenture) at or prior to the Effective Time with respect to the Company Convertible Notes, to provide, among other things, that at and after the Effective Time, the right to convert the Company Convertible Notes shall be changed into a right to convert each $1,000 principal amount of Company Convertible Notes into Reference Property (as defined in the Convertible Notes Indenture) that consists of the Merger Consideration that a holder of a number of Shares equal to the Conversion Rate (as defined in the Convertible Notes Indenture) immediately prior to the Effective Time would have been entitled to receive upon consummation of the Merger. As promptly as practicable following the date hereof and otherwise as reasonably requested by Parent, the Company will provide Parent with the position listing of the Company Convertible Notes, including the number of record holders. In addition, (1) the Company will provide notice of the anticipated effective date of the Corporate Event (as defined in the Convertible Notes Indenture), and such other matters as may be required or advisable under the Convertible Notes Indenture, to holders of the Company Convertible Notes and the trustee, paying agent and conversion agent of the Company Convertible Notes, as applicable, and (2) prior to and after the Effective Time, the Company and Surviving Corporation will take all such other actions as may be required in accordance with, and subject to, the terms of the Convertible Notes Indenture including delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required to comply with the Convertible Notes Indenture. Prior to taking any of the foregoing actions prior to the Effective Time, the Company shall consult with and reasonably cooperate with Parent with respect to the action and the intended manner and form thereof. Parent shall be given a reasonable opportunity to review any notice, announcement, certificate or legal opinion before such document is provided to the trustee under the Convertible Notes Indenture prior to the Effective Time, and the Company shall give reasonable and good faith consideration to any comments made by Parent. The Company will not make any settlement election under or make any change to the terms of the Convertible Notes Indenture or take any action that would result in a change to the Conversion Rate (as defined in the Convertible Notes Indenture) without the prior written consent of Parent.

ARTICLE VI

CONDITIONS OF MERGER

Section 6.1. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by all parties) at or prior to the Effective Time of each of the following conditions:

(a) No order, injunction or decree issued by any court or other Governmental Body, and no statute, rule, regulation, order, injunction, or decree will have been enacted, entered, promulgated, or enforced (and continue to be in effect) by any Governmental Body that prohibits, enjoins, restricts, prevents or makes illegal the consummation of the Contemplated Transactions.

(b) Purchaser will have irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1. Termination by Mutual Agreement. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by mutual written consent of Parent and the Company.

Section 7.2. Termination by Either Parent or the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent or the Company if:

(a) Any court of competent jurisdiction or other Governmental Body has issued an order, decree, or ruling, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling, or other action has become final and non-appealable; provided, however, that the terms of this Section 7.2(a) are not available to any party unless such party has complied with its obligations under this Agreement in all material respects, including Section 5.6;

(b) The Acceptance Time has not occurred on or prior to December 23, 2022 (the “Outside Date”); provided, however, that the terms of this Section 7.2(b) are not available to any party unless such party has complied in all material respects with its obligations under this Agreement, including Section 5.6; or

(c) The Offer (as it may have been extended in accordance with Section 1.1(a)) expires as a result of the non-satisfaction of one or more of the Offer Conditions, including the Minimum Condition, without the Purchaser having accepted for purchase any Shares validly tendered (and not validly withdrawn) in accordance with Section 1.1(a) pursuant to the Offer; provided, however, that the terms of this Section 7.2(c) are not available to a party if the material failure of such party (or any Affiliate of such party) to fulfill any obligation under this Agreement has been a proximate cause of the non-satisfaction of any Offer Condition.

Section 7.3. Termination by the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by the Company, if:

(a) (i) Purchaser fails to commence the Offer in violation of Section 1.1 hereof (other than due to a violation by the Company of its obligations under Section 1.2); (ii) there has been a breach in any material respect of any covenant or agreement made by Parent or Purchaser in this Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy would cause a failure of the conditions in Section 6.1 (and such breach is not capable of being cured before the earlier of (i) the Outside Date and (ii) thirty (30) days following receipt by Parent or Purchaser of written notice of such breach or, if such breach is capable of being cured within such period, it has not been cured within such period); provided that the Company will not have the right to terminate this Agreement pursuant to this Section 7.3(a) if it is then in material breach of this Agreement;

(b) The Company Board or any committee thereof effects a Change of Board Recommendation in respect of a Superior Proposal in accordance with Section 5.3(e); provided, that, prior to any such termination, (i) the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement in respect of such Superior Proposal to the extent permitted by, and subject to the terms and conditions of, Section 5.3, (ii) the Company has complied in all material respects with the provisions of Section 5.3 and (iii) the Company pays to Parent (or one or more of its designees) the termination fee due pursuant to Section 7.5(b); or

(c) (i) All of the conditions to Closing set forth in Section 6.1 and the Offer Conditions have been satisfied (other than conditions that by their terms are to be satisfied by the delivery of documents or the taking of actions at the Acceptance Time and the Closing, each of which would be, at the time of the termination of this Agreement, satisfied if the Acceptance Time and the Closing were to occur at such time) or that the Company is irrevocably waiving any such condition that remains unsatisfied (to the extent permitted under this Agreement), (ii) Purchaser, following the Expiration Date (disregarding any extension of the Expiration Date by Purchaser pursuant to Section 1.1(a)(ii)(B)) and in violation of the terms of this Agreement, fails to accept to purchase Shares validly tendered (and not validly withdrawn) in accordance with Section 1.1(a), (iii) the Company has provided written notice to Parent (A) of the Company’s intention to terminate this Agreement pursuant to this Section 7.3(c) if Purchaser fails to accept to purchase Shares validly tendered (and not validly withdrawn) in accordance with Section 1.1(a) and (B) that the Company is ready, willing and able to consummate the Closing on such date of notice and at all times during the two (2) Business Day period immediately thereafter and (iv) Parent and Purchaser fail to accept to purchase Shares validly tendered (and not validly withdrawn) in accordance with Section 1.1(a) and consummate the Closing within two (2) Business Days following the date of receipt of such written notice.

Section 7.4. Termination by Parent. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent, if:

(a) There has been a breach in any material respect of any covenant or agreement made by the Company in this Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy would cause a failure of the conditions in Section 6.1 or the Offer Conditions (and such breach or inaccuracy is not capable of being cured before the earlier of (i) the Outside Date and (ii) thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period); provided that the Parent will not have the right to terminate this Agreement pursuant to this Section 7.4(a) if it is then in material breach of this Agreement; or

(b) (i) The Company Board or any committee thereof effects a Change of Board Recommendation, (ii) the Company shall have entered into an Alternative Acquisition Agreement, or (iii) the Company shall have committed an intentional and material breach of Section 5.3.

Section 7.5. Effect of Termination.

(a) In the event of termination of this Agreement pursuant to this Article VII, this Agreement (other than Section 5.2(b), Section 7.5, Section 7.6 and Article VIII, each of which will survive any termination hereof) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that except in a circumstance where the termination fee is paid pursuant to Section 7.5(b) or (f) below, no such termination will relieve any Person of any liability for damages resulting from fraud or material breach of this Agreement occurring prior to such termination that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”); provided, that notwithstanding anything in this Agreement to the contrary (including, for clarity, anything set forth in this Section 7.5), in no event shall the Parent Parties have any monetary liability or obligation under this Agreement in the event this Agreement is validly terminated pursuant to this Article VII for an aggregate amount greater than the amount of the Parent Termination Fee.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.3(b);

(ii) this Agreement is terminated by Parent pursuant to Section 7.4(b); or

(iii) (A) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(b) or Section 7.2(c), (B) any Person has publicly disclosed an Acquisition Proposal after the date of this Agreement and prior to such termination, which Acquisition Proposal has not been publicly withdrawn prior to the date of such termination and (C) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to any Acquisition Proposal and such Acquisition Proposal is subsequently consummated (regardless of whether such consummation occurs within the twelve (12)-month period);

Then, in any such case, the Company shall pay Parent a termination fee of $16,152,500 (the “Company Termination Fee”), by wire transfer of immediately available funds to the account or accounts designated by Parent. Any payment required to be made (1) pursuant to clause (i) of this Section 7.5(b) will be paid concurrently with such termination, (2) pursuant to clause (ii) of this Section 7.5(b) will be paid no later than seven (7) Business Days after such termination and (3) pursuant to clause (iii) of this Section 7.5(b) will be payable to Parent upon consummation of the transaction referenced therein. The Company will not be required to pay the Company Termination Fee pursuant to this Section 7.5(b) more than once.

(c) In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(c) then the Company shall pay to Parent (or one or more of its designees) by wire transfer of immediately available funds an amount equal to that required to reimburse Parent and its Affiliates of all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions (including all fees and expenses of Debt Financing Sources, counsel, accountants, investment banks, advisors and consultants to Parent) at or prior to the time of such termination (the “Reimbursement Payment”). If, following the payment of any Reimbursement Payment, the Company Termination Fee becomes payable to Parent, the amount of the Reimbursement Payment actually paid prior to such time shall offset the amount of the Company Termination Fee Payable by the Company to Parent. The maximum amount payable for the Reimbursement Payment shall be $3,500,000.

(d) Without limiting Parent and Purchaser’s injunctive, specific performance, and equitable relief rights, as and only to the extent expressly permitted by Section 8.13, if paid, Parent’s receipt of each of the Company Termination Fee and Reimbursement Payment is the sole and exclusive remedy of Parent and Purchaser in respect of this Agreement.

(e) The Company acknowledges that the agreements contained in Section 7.5(b) and Section 7.5(c) are an integral part of the Contemplated Transactions, and that, without these agreements, Parent and Purchaser would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay the amount due pursuant to Section 7.5(b) or Section 7.5(c) and, in order to obtain such payment, Parent or Purchaser commences a suit that results in a judgment against the Company for the amount set forth in Section 7.5(b) or Section 7.5(c), the Company shall pay to Parent or Purchaser interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(f) Parent Termination Fee.

(i) In the event this Agreement is terminated by the Company pursuant to Section 7.3(c), Parent shall pay to the Company an amount equal to $22,635,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds within five (5) Business Days following such termination. Parent and the Company acknowledge that (1) the Parent Termination Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate the Company in circumstances in which the Parent Termination Fee is payable, which amount would otherwise be impossible to calculate with precision and (2) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(ii) Notwithstanding anything to the contrary in this Agreement, other than the Company’s injunctive, specific performance, and equitable relief rights, as and only to the extent expressly permitted by Section 8.13, (i) the Company’s right to terminate this Agreement pursuant to Section 7.3(c) and receive payment of the Parent Termination Fee in the circumstances in which it is payable by Parent pursuant to Section 7.5(f)(i) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort, or otherwise) of the Company and any of its Affiliates against Parent and any of its Affiliates or any of its or their respective former, current, or future shareholders, partners, members, or Representatives, any Debt Financing Sources and Equity Investors (each, a “Parent Party”) for any and all losses, liabilities and damages that may be suffered based upon, resulting from, arising out of, or relating to this Agreement and the Financing, including the breach of any representation, warranty, covenant, or agreement in this Agreement, the termination of this Agreement, or the failure to consummate the Contemplated Transactions and (ii) upon payment of the Parent Termination Fee to the Company, none of Parent or any of its Affiliates, or any of its or their respective former, current, or future shareholders, partners, members, or Representatives, any of the Debt Financing Sources or Equity Investors shall have any further liability or obligation relating to or arising out of this Agreement or the Financing, including the breach of any representation, warranty, covenant, or agreement in this Agreement (whether an Intentional Breach or otherwise), the termination of this Agreement, or failure to consummate the Contemplated Transactions.

(iii) Notwithstanding anything to the contrary in this Agreement, the parties hereto acknowledge and agree that if the Closing does not occur, the maximum aggregate liability of Parent and the Parent Parties for monetary damages relating to or arising out of this Agreement, the Debt Financing, or the Cash Equity, including the breach of any representation, warranty, covenant, or agreement in this Agreement (whether an Intentional Breach or otherwise), the termination of this Agreement, or failure to consummate the transactions contemplated by this Agreement, shall be limited to an amount equal to the Parent Termination Fee, and in no event shall the Company or any of its Affiliates seek to recover any money damages in excess of such amount. In no event will the Company or any of the Company’s former, current and future Affiliates, assignees, stockholders, controlling persons, directors, officers, employees, agents, attorneys and other Representatives seek or obtain, nor will they permit any of their Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Parent Party with respect to this Agreement, the CVR Agreement, the Commitment Letters, the Guaranty, the Confidential Disclosure Agreement or the Contemplated Transactions (including any breach by any Parent Party), the termination of this Agreement, the failure to consummate the Contemplated Transactions thereby or any claims, proceedings or actions under applicable Laws arising out of any such breach, termination or failure (including in the event of a fraud or Intentional Breach), other than from Parent or Purchaser to the extent expressly provided for in this Agreement.

(iv) For the avoidance of doubt, while the Company may pursue a grant of specific performance under Section 8.13 prior to termination of this Agreement and/or the payment of the Parent Termination Fee under this Section 7.5 following the termination of this Agreement, under no circumstances shall the Company be permitted or entitled to receive from Parent both a grant of specific performance in accordance with Section 8.13 on the one hand, and payment of all or a portion of the Parent Termination Fee (or any other monetary damages), on the other hand.

Section 7.6. Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the Contemplated Transactions.

Section 7.7. Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto prior to the Effective Time. At any time prior to the Effective Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1. Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article VIII. The Confidential Disclosure Agreement will survive termination of this Agreement in accordance with its terms.

Section 8.2. Notices. All notices, requests, claims, demands, consents and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when sent, if sent by email, (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one (1) Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

i.	if to Parent or Purchaser:

c/o Gurnet Point Capital

55 Cambridge Parkway, Suite 401

Cambridge, MA 02142

Attn:                        Adam Dilluvio

Email:                     [**]

with an additional copy (which will not constitute notice) to:

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

Attention:                 Peter Handrinos

                                  Leah Sauter

Email:                      [**]

and

Patient Square Equity Partners, LP

c/o Patient Square Capital

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Attn:                        Adam Fliss

Email:                      [**]

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:                Michael Weisser

                                 Maggie Flores

Email:                     [**]

ii.	if to the Company:

Radius Health, Inc.

22 Boston Wharf Road, 7th Floor

Boston, MA 02210

Attn:                        Kim Clarke, Vice President, General Counsel

Email:                      [**]

with an additional copy (which will not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attn:                        Zachary R. Blume

                                 Marc A. Rubenstein

Email:                     [**]

Section 8.3. Certain Definitions. For purposes of this Agreement the term:

“Acceptance Time” has the meaning set forth in Section 1.1(a).

“Acquisition Proposal” means any offer or proposal made or renewed by a Person or group (other than Parent or Purchaser) at any time after the date of this Agreement that is structured to permit such Person or group to acquire beneficial ownership or control, directly or indirectly, of twenty percent (20%) or more (on a non-diluted basis) of the total Shares or twenty percent (20%) or more of the consolidated total assets, net revenues or net income of the Company and its Subsidiaries, pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Offer or the Merger.

“Action” means cause of action, audit, examination, mediation, action, suit, mediation, arbitration, proceeding, investigation or other legal proceeding.

“Additional Cash Equity” has the meaning set forth in Section 5.18(a).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.3(d).

“Alternative Debt Financing” has the meaning set forth in Section 5.18(a).

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any successor statute, rules or regulations thereto, the UK Bribery Act of 2010, as amended, or any successor statute, rules or regulations thereto and the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions.

“Antitrust Laws” means, collectively, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition.

“Approval” has the meaning set forth in Section 3.6.

“Book-Entry Share” has the meaning set forth Section 2.4(b).

“Business Day” means a day (other than Saturday or Sunday) on which banks are open in New York, New York.

“Cash Consideration” has the meaning set forth in Section 1.1(a).

“Cash Equity” has the meaning set forth in Section 4.10(b).

“Certificate” has the meaning set forth in Section 2.4(b).

“Certificate of Merger” has the meaning set forth in Section 1.4.

“Change of Board Recommendation” means (a) the withdrawal, withholding, qualification or modification in a manner adverse to Parent or Purchaser, or the public announcement of the withdrawal, withholding, qualification or modification in a manner adverse to Parent or Purchaser, of the Company Board Recommendation, (b) approving or recommending, or resolving to or publicly proposing to approve, endorse or recommend, any Acquisition Proposal, (c), the failure, by the Company, within ten (10) Business Days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of the Shares reject such Acquisition Proposal (including by taking no position or a neutral position with respect to such Acquisition Proposal) and not tender any Shares into such tender or exchange offer, or (d) the failure by the Company Board or a committee thereof to publicly reaffirm the Company Board Recommendation within five (5) Business Days of receiving a written request from Parent to provide such public reaffirmation.

“Closing” has the meaning set forth in Section 1.4.

“Closing Date” has the meaning set forth in Section 1.4.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning set forth in Section 4.10(b).

“Company” has the meaning set forth in the Preamble.

“Company Balance Sheet Date” has the meaning set forth in Section 3.8.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 3.2.

“Company Convertible Notes” means the 3.00% Convertible Senior Notes issued by the Company on August 14, 2017 and September 12, 2017 with a maturity date of September 1, 2024.

“Company Credit Agreements” means, collectively, (i) the Amended and Restated Credit and Security Agreement (Term Loan), dated as of March 3, 2021, by and among the Company and the other borrowers party thereto, Midcap Financial Trust, as administrative agent, and the other lenders from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time; and (ii) the Amended and Restated Credit and Security Agreement (Revolving Loan), dated as of March 3, 2021 by among the Company and the other borrowers party thereto, Midcap Funding IV Trust, as administrative agent, and the other lenders from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Equity Awards” has the meaning set forth in Section 2.2(b).

“Company Equity Plan” means the Company ESPP, the Company 2011 Equity Incentive Plan, the Company 2018 Stock Option and Incentive Plan and any award agreement with respect to any Company Stock Option or Company PSU that is a non-plan inducement award.

“Company ESPP” has the meaning set forth in Section 2.2(f).

“Company ESPP Option” means a right to purchase Shares granted under the Company ESPP.

“Company IT Assets” means all computer, information technology and data processing assets, platforms, systems and networks (including software, firmware, and hardware) that are owned, operated, controlled, leased or licensed by the Company and its Subsidiaries.

“Company Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, circumstance, condition, facts or state of facts or worsening thereof or other matter that, individually or in the aggregate, has, or is reasonably expected to have, a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, operations, or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any changes, effects, events, inaccuracies, occurrences, circumstances, conditions, facts or state of facts or worsening thereof, or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company and its Subsidiaries operate, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other similarly situated companies in the industry and in the markets in which the Company and its Subsidiaries operate; (b) the negotiation, execution, announcement, or pendency of this Agreement or the Contemplated Transactions, including compliance with covenants set forth herein, or any actions taken or omitted to be taken by the Company (i) at the request or with the prior written consent of Parent or Purchaser or (ii) due to Parent not granting a consent requested by the Company; (c) any change in the market price or trading volume of the Shares; provided, that, this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause; (d) the occurrence, escalation, outbreak or worsening of hostilities, acts or threats of war or terrorism (including the Russian-Ukrainian War, cyber attacks and computer hacking); (e) any plagues, pandemics (including COVID-19) or any escalation or worsening or subsequent waves thereof, epidemics or other outbreaks of diseases or public health events, hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, weather conditions or other natural or man-made disaster or other force majeure event; (f) any COVID-19 Measures; (g) changes in Laws, regulations, or accounting principles, or interpretations thereof, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other similarly situated companies in the industry and in the markets in which the Company and its Subsidiaries operate; (h) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or any Governmental Body, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of any competitors of the Company; (i) the initiation or settlement of any legal proceedings commenced by or involving (i) any Governmental Body in connection with this Agreement or the Contemplated Transactions or (ii) any current or former holder of Shares (on their own or on behalf of the Company) arising out of or related to this Agreement or the Contemplated Transactions, or the settlement of any litigation pending as of the date of this Agreement; or (j) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period on or after the date of this Agreement; provided, that, this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause.

“Company Material Contract” has the meaning set forth in Section 3.14(a).

“Company Organizational Documents” has the meaning set forth in Section 3.1.

“Company Permits” has the meaning set forth in Section 3.21(a).

“Company Plan” means a Plan that the Company or any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former Service Provider, or with respect to which the Company or any of its Subsidiaries has any material Liability; provided, however, that Company Plan will not include any Plan that is sponsored or maintained by a Governmental Body or maintained for the benefit of current or former Service Providers who are primarily located in a jurisdiction other than the U.S. if the benefits provided thereunder are not in excess of what is required to be provided by Law. For clarity, “Company Plans” includes “Company Equity Plan”.

“Company Preferred Stock” has the meaning set forth in Section 3.3(a).

“Company PSU” means a performance stock unit award covering Shares that is subject to performance-based vesting conditions granted under a Company Equity Plan.

“Company Real Property” has the meaning set forth in Section 3.12(b).

“Company Registered Intellectual Property” has the meaning set forth in Section 3.15(a).

“Company RSU” means a restricted stock unit award covering Shares that is subject to vesting conditions based solely on continued employment or service granted under a Company Equity Plan.

“Company SEC Documents” has the meaning set forth in Section 3.7(a).

“Company Stock Option” means an option to purchase Shares granted under a Company Equity Plan, other than a Company ESPP Option.

“Company Termination Fee” has the meaning set forth in Section 7.5(b).

“Confidential Disclosure Agreement” means the Confidential Disclosure Agreement, effective as of January 26, 2022, by and between Gurnet Point Capital, LLC and the Company.

“Confidential Information” has the meaning set forth in Section 5.2(b).

“Contemplated Transactions” means each of the transactions contemplated by this Agreement.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Convertible Notes Indenture” means the Indenture dated August 14, 2017 between the Company and Wilmington Trust, National Association, a national banking association, as trustee, as supplemented by the First Supplemental Indenture dated August 14, 2017, relating to the issuance of the Company Convertible Notes.

“Copyrights” means all works of authorship (whether or not copyrightable) and all copyrights (whether or not registered), including all writing, reports, analyses, evaluation protocols, designs, computer software, code, databases, software systems, mask works or other works, all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolution thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 and any evolutions or mutations thereof.

“Current Employee” has the meaning set forth in Section 5.4(a).

“Current Purchase Period” has the meaning set forth in Section 2.2(f).

“CVR” has the meaning set forth in Section 1.1(a).

“CVR Agreement” has the meaning set forth in Section 1.1(a).

“Data Protection Obligations” has the meaning set forth in Section 3.11(a).

“Debt Commitment Letter” has the meaning set forth in Section 4.10(a).

“Debt Financing” has the meaning set forth in Section 4.10(a).

“Debt Financing Sources” means the Lenders and/or any other persons that have committed to provide, or have otherwise entered into agreements in connection with, and any additional or replacement lender, arranger, bookrunner, agent, or other entity acting in a similar capacity pursuant to, the Debt Financing or any Alternative Debt Financing in connection with the Contemplated Transactions, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

“Definitive Agreements” has the meaning set forth in Section 5.18(a).

“Determination Notice” means any written notice delivered by the Company to Parent pursuant to Section 5.3(e)(i), Section 5.3(e)(ii) or Section 5.3(e)(iii).

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 2.3(a).

“Effective Time” has the meaning set forth in Section 1.4.

“Environmental Laws” means all Laws concerning pollution or protection of the environment or human health (in regards to exposure to Hazardous Substances), as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

“Equity Award Consideration” has the meaning set forth in Section 2.2(d).

“Equity Commitment Letter” has the meaning set forth in Section 4.10(b).

“Equity Investor” has the meaning set forth in Section 4.10(b).

“ERISA” has the meaning set forth in Section 3.18(b).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company, Parent or any of their respective Subsidiaries, as applicable, under Sections 414(b), (c), (m) or (o) of the Code.

“Ex-Im Laws” means (i) all U.S. Laws relating to export, reexport, transfer and import controls, including the Export Administration Regulations and the customs and import Laws administered by U.S. Customs and Border Protection, and (ii) all non-U.S. Laws relating to export, reexport, transfer and import controls, including the EU Dual Use Regulation, except to the extent inconsistent with U.S. Laws.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Information” means (a) any description of capital structure, including descriptions of indebtedness or equity of Parent or any of its Affiliates on or after the Closing Date, (b) any information customarily provided by a lead arranger in a customary information memorandum for a bank financing, including sections customarily drafted by a lead arranger, such as those regarding confidentiality, timelines, syndication process and limitations of liability, (c) any segment reporting financial information to the extent not otherwise prepared by the Company, (d) without limitation of the Company’s obligations under Section 5.18(d)(vii), any pro forma, projected or forward-looking information, (e) any information relating to transactions anticipated by Parent or Purchaser (but not by the Company or its Subsidiaries) to occur after the Closing Date and (f) any information with respect to any person other than (i) the Company and its Subsidiaries and (ii) officers of the Company or any of its Subsidiaries who will remain in such capacity after the Closing Date.

“Exclusive Intellectual Property” means all Intellectual Property that is or has been licensed exclusively to the Company or any of its Subsidiaries, as of the date of this Agreement.

“Expiration Date” has the meaning set forth in Section 1.1(c).

“FDA” has the meaning set forth in Section 3.21(b).

“FDCA” has the meaning set forth in Section 3.21(a).

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. 1320a-7b(f).

“Filing” has the meaning set forth in Section 3.6.

“Finance Leases” means all obligations for finance leases (determined in accordance with GAAP).

“Financing” has the meaning set forth in Section 4.10(b).

“Financing Amount” has the meaning set forth in Section 4.10(d).

“GAAP” means U.S. generally accepted accounting principles as in effect on the date of this Agreement.

“GDPR” means the General Data Protection Regulation (EU) 2016/679.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including, any arbitrator or arbitral body, mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Guaranty” has the meaning set forth in the Recitals.

“Hazardous Substance” means (a) any petroleum products or byproducts, radioactive materials, friable asbestos or other similarly hazardous substances or (b) any waste, material or substance defined or regulated as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or terms of similar import under any Environmental Law.

“Health Care Laws” has the meaning set forth in Section 3.21(a).

“HIPAA” means collectively: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including but not limited to its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Reg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164.

“HSR Act” has the meaning set forth in Section 3.6.

“In-the-Money Option” means a Company Stock Option that has an exercise price per Share that is less than the Cash Consideration.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business and other than payments due under license agreements), (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (d) all obligations of such Person under Finance Leases; (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability) and (f) all obligations of the type referred to in clauses (a) through (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that, if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (f) will be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Indemnified Party” has the meaning set forth in Section 5.5(b).

“Initial Expiration Date” has the meaning set forth in Section 1.1(c).

“Intellectual Property” means all of the following, including all rights in, arising out of, or associated therewith: (A) Trademarks; (B) Patents; (C) Trade Secrets; (D) Copyrights, (E) computer software, including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, and all documentation related to any of the foregoing, (F) moral rights, rights of publicity, industrial designs, and industrial property rights, (G) the right to sue for past, present and future infringement, misappropriation, dilution or violation of any of the foregoing or for any injury to goodwill and to recover all proceeds relating to any of the foregoing, including licenses, royalties, income, payments, claims, damages (including without limitation, attorneys’ fees and expert fees) and proceeds of suit, and (H) all other intellectual property rights, whether registered or unregistered, with respect to (A)-(H), in any jurisdiction worldwide.

“Intentional Breach” has the meaning set forth in Section 7.5(a).

“Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter that is materially beneficial to the business, financial condition, assets, liabilities or operations of the Company and its Subsidiaries, taken as a whole, that (i) does not involve or relate to the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement, and (ii) was not known to the Company Board or any committee thereof on the date of this Agreement (or if known, the material consequences of which were not reasonably foreseeable to the Company Board or any committee thereof as of the date of this Agreement), which change, effect, event, circumstance, occurrence, or other matter, or any material consequence thereof, becomes known to the Company Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event shall the following constitute, or be taken into account in determining the existence of an Intervening Event: (a) the receipt, existence, or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Acquisition Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the Shares (provided, however, that the exception to this clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); (c) meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that the exception to this clause (c) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); (d) changes in general United States or other national, regional or global economic, regulatory, legislative, credit, capital market or financial market conditions, or changes in the economic, business and financial environment generally affecting the principal industries in which the Company operates (provided, however, that if the changes have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the principal industries in which the Company operates, such changes may be taken into account in determining whether an Intervening Event has occurred to the extent of such disproportionate impact); (e) any improvements in conditions resulting from or relating to COVID-19 existing as of the date of this Agreement, including improvements in economic or operating conditions; (f) adoption, implementation, enforcement, promulgation, repeal, modification, amendment interpretation or other changes in applicable Law or GAAP or any regulatory environment or regulatory enforcement environment; (g) any regulatory, pre-clinical, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any Product of the Company (including any collaboration products) or with respect to any product of Parent or any of its Subsidiaries or any competitor of the Company (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies, tests or results or announcements thereof); (h) FDA Approval (or other clinical or regulatory developments) and (i) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or any Governmental Body, or any panel or advisory body empowered or appointed thereby, relating to any Product of the Company or any products or product candidates of any competitors of the Company.

“IP Contracts” means all Contracts in force as of the date of this Agreement related to any rights, title or interests with respect to the Company’s Intellectual Property and under which (a) the Company or any its Subsidiaries has obtained from or granted to any third party any license, option, covenant not to sue, co-existence agreement, settlement agreement, consent agreement, security interest or other right, title or interest in or (b) the Company or its Subsidiaries is expressly restricted from using, in each case (a) and (b) of this definition, any Intellectual Property that is material to the continued operation of the business of the Company or its Subsidiaries, as of the date of this Agreement, except for Off-the-Shelf Software, shrink-wrap, or click-wrap licenses and/or other licenses for commercially available software with annual license fees under $10,000, employee assignment agreements, nondisclosure agreements, consulting agreements, material transfer agreements, clinical trial agreements, evaluation agreements, licenses or restricted use provisions that arise out of the purchase of reagents from suppliers or through catalogs, and any non-exclusive license that is merely incidental to the transaction contemplated in such agreement, the commercial purpose of which is primarily for something unrelated to Intellectual Property and the exercise of such non-exclusive license is restricted to such transaction itself.

“Knowledge” of Parent or the Company, as applicable means either the actual knowledge of the members of the executive leadership team, including the Chief Intellectual Property Counsel.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, order, ordinance, Permit, rule, regulation, or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, and, for the sake of clarity, includes, but is not limited to, Health Care Laws and Environmental Laws.

“Lenders” has the meaning set forth in Section 4.10(a).

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“Measurement Date” has the meaning set forth in Section 3.3(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Communication” has the meaning set forth in Section 5.7.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Nasdaq” means The Nasdaq Stock Market LLC.

“Non-U.S. Benefit Plan” has the meaning set forth in Section 3.18(f).

“Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. Eastern Time) and ending on the fifth (5th) Business Day thereafter at 5:00 p.m. Eastern Time; provided, that, with respect to any material change in the terms of any Acquisition Proposal or Superior Proposal, as applicable, the Notice Period will extend until 5:00 p.m. Eastern Time on the third (3rd) Business Day after delivery of such revised Determination Notice.

“Off-the-Shelf Software” means software, other than open source software, obtained from a third party (a) on general commercial terms and that continues to be widely available on such commercial terms, (b) that is not distributed with or incorporated in any product or services of the Company, Parent or any of their Subsidiaries, as applicable, (c) that is used for business infrastructure or other internal purposes and (d) was licensed for fixed payments of less than $250,000 in the aggregate or annual payments of less than $250,000 per year.

“Offer” has the meaning set forth in the Recitals.

“Offer Condition” has the meaning set forth in Section 1.1(a).

“Offer Documents” has the meaning set forth in Section 1.1(b).

“Offer Price” has the meaning set forth in Section 1.1(a).

“Offer to Purchase” has the meaning set forth in Section 1.1(a).

“Option Consideration” has the meaning set forth in Section 2.2(c).

“Outside Date” has the meaning set forth in Section 7.2(b).

“Owned Intellectual Property” means all Intellectual Property that is owned (exclusively or jointly) by the Company or its Subsidiaries, as of the date of this Agreement.

“Parent” has the meaning set forth in the Preamble.

“Parent Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has a material adverse effect on the ability of Parent or Purchaser to timely perform its obligations under this Agreement or to timely consummate the Contemplated Transactions.

“Parent Party” has the meaning set forth in Section 7.5(f)(ii).

“Parent Termination Fee” has the meaning set forth in Section 7.5(f)(i).

“Patents” means issued patents (including issued utility and design patents), and any pending applications for the same, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, confirmations, certificate of inventorship, extensions and renewals thereof.

“Paying Agent” has the meaning set forth in Section 2.4(a).

“Permits” means all approvals, authorizations, certificates, consents, licenses, orders, registrations, and permits and other similar authorizations of all Governmental Bodies and all other Persons, and amendments and modifications of any of the preceding.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are not delinquent and that are not, individually or in the aggregate, significant, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the leased Company Real Property which are not violated by the current use and operation of the leased Company Real Property, (d) minor Liens of record in respect of covenants, conditions, restrictions, easements and other similar matters affecting title to the leased Company Real Property that do not, individually or in the aggregate, render title to the property encumbered or affected thereby unmarketable or materially impair the occupancy, marketability or use of such leased real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s business (e) Liens arising under workers’ compensation, unemployment insurance and social security, (f) purchase money liens and Liens securing rental payments under Finance Leases and (g) those matters identified in the Permitted Liens Section of the Company Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Personal Information” means any information, in any form, that (i) identifies, relates to, describes, or could reasonably be linked to the identity of a natural Person, (ii) Protected Health Information, or (iii) is defined in applicable Laws as “personally identifiable information,” “personal information,” “personal data” and “personal information,” or similar terms.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation or benefit plan, policy, program, agreement or arrangement, whether written or unwritten, funded or unfunded, subject to ERISA or not and covering one or more Persons, including, any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, individual consulting, change in control, bonus, commission, incentive, deferred compensation, pension, retirement, supplemental retirement, health, dental, vision, disability, life insurance, retiree health or welfare, death benefit, welfare, vacation, paid time off, leave of absence, employee assistance, tuition assistance, fringe or other plan, policy program, agreement or arrangement providing compensation or benefits.

“Pre-Closing Period” has the meaning set forth in Section 5.1(a).

“Privacy and Security Laws” means all applicable Laws, in each case as amended, consolidated, re-enacted or replaced from time to time, relating to the privacy, security, or Processing of Personal Information (including on websites and mobile applications), data breach notification, data security laws, Social Security number protection, and the use or processing of Personal Information in email, text message, or telephone communications, including under the Federal Trade Commission Act, the Children’s Online Privacy Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Telephone Consumer Protection Act and all equivalent state Laws, the California Consumer Privacy Act, the

Massachusetts Standards for the Protection of Personal Information of Residents of the Commonwealth, HIPAA, the GDPR, the Privacy and Electronic Communications Directive 2002/58/EC and the EECC Directive 2018/1972 (all including any implementing legislation in any member state of the European Union or United Kingdom), the UK General Data Protection Regulation (as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments, etc.) (EU Exit Regulations 2019)), and all other similar international, federal, state, provincial, and local Laws.

“Privacy Policy” means a policy of the Company made available in connection with the collection of information provided by or on behalf of individuals that is labelled as a “Privacy Policy,” “Privacy Notice,” “Privacy Statement,” or similar, and is reached on a website by a link that includes the label “Privacy,” or that is a written policy or disclosure that describes how information provided by or on behalf of individuals will be held, used, Processed, or disclosed.

“Process,” “Processed,” or “Processing” means the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Personal Information.

“Products” means any product that the Company has manufactured, distributed, marketed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by the Company.

“Protected Health Information” has the meaning given to it under HIPAA (45 C.F.R. § 160.103) and includes electronic protected health information.

“Purchaser” has the meaning set forth in the Preamble.

“Reference Date” means January 1, 2019.

“Regulatory Permits” has the meaning set forth in Section 3.21(b).

“Reimbursement Payment” has the meaning set forth in Section 7.5(c).

“Representative” means the officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.

“Required Information” means the financial statements of the Acquired Business (as defined in the Debt Commitment Letter) set forth in paragraph 2 of Exhibit C to the Debt Commitment Letter.

“Restricted Terms” has the meaning set forth in Section 5.18(a).

“Rights Agent” has the meaning set forth in Section 1.1(a).

“Safety Notices” has the meaning set forth in Section 3.21(g).

“Sanctioned Country” means any country or region that is (or the government of which is) or has been since the Reference Date the subject or target of a comprehensive embargo under Sanctions Laws (including, at the time of this Agreement, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (ii) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, OFAC or the U.S. Department of State), and the United Nations Security Council.

“Sarbanes-Oxley” has the meaning set forth in Section 3.10(d).

“Schedule 14D-9” has the meaning set forth in Section 1.2(a).

“Schedule TO” has the meaning set forth in Section 1.1(b).

“SEC” means the Securities and Exchange Commission.

“Security Incident” has the meaning set forth in Section 3.11(f).

“Service Provider” has the meaning set forth in Section 3.18(e).

“Shares” has the meaning set forth in the Preamble.

“State Pricing Transparency Program” means a Law requiring manufacturers to submit to a Governmental Body information regarding their drug products, such as pricing data, and includes state drug price transparency laws, regulations, and binding guidance thereunder.

“Stockholder List Date” has the meaning set forth in Section 1.2(b).

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means a written Acquisition Proposal made after the date of this Agreement by any Person that did not result from a breach of Section 5.3 (except the references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)”) that the Company Board or a committee thereof has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, (i) is reasonably likely to be consummated if accepted, and (ii) is superior for the Company’s stockholders to the Contemplated Transactions taking into account the financial, legal, regulatory, conditionality and other terms, the likelihood of consummation, and all other aspects of such Acquisition Proposal.

“Surviving Corporation” has the meaning set forth in Section 1.3.

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, or other tax of any kind, including any interest, penalty, or addition thereto.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any attachments thereto and any amendments thereof) filed or required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax.

“Trade Control Laws” has the meaning set forth in Section 3.10(f).

“Trade Secrets” means any and all proprietary or confidential information, including trade secrets, know-how, customer, distributor, consumer and supplier lists and data, clinical and technical data, operational data, engineering information, invention and technical reports, pricing information, research and development information, processes, formulae, methods, formulations, discoveries, specifications, designs, algorithms, plans, improvements, models and methodologies.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, service names, logos or business symbols, slogans, trade dress and other indicia of source or origin, whether registered or unregistered, and any applications and registrations for the foregoing and the extensions and renewals thereof, and all goodwill associated therewith and symbolized thereby.

“Transfer Taxes” means and sales, transfer, stamp, stock transfer, documentary, registration, value added, use, real property transfer and any similar Taxes and fees.

“Treasury Regulations” has the meaning set forth in Section 2.6.

“WARN” has the meaning set forth in Section 3.20(b).

Section 8.4. Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in a mutually acceptable manner so that the Contemplated Transactions are fulfilled to the fullest extent possible.

Section 8.5. Assignment. This Agreement may not be assigned by operation of law or otherwise without the prior written consent of each of the other parties. Notwithstanding anything to the contrary contained herein, Parent and Purchaser shall have the right, without the prior written consent of any of the other parties, to assign all or any portion of its rights, interests, and obligations under this Agreement to (i) in the case of Purchaser, one or more direct or indirect wholly owned Subsidiaries of Parent, or a combination thereof, so long as such assignment would not have a Parent Material Adverse Effect and no such assignment shall release Parent from any of its obligations hereunder and (ii) any agent for the Debt Financing Sources (so long as Parent remains fully liable for all of its obligations hereunder) for purposes of creating a security interest herein or otherwise assigning collateral in respect of any Debt Financing.

Section 8.6. Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the exhibits, annexes, and instruments referred to herein), the CVR Agreement, the Confidential Disclosure Agreement, the Commitment Letters and the Guaranty constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidential Disclosure Agreement will survive the execution or termination of this Agreement and remain in full force and effect. Except for (a) the rights of the holders of Shares to receive the Merger Consideration, and the holders of Company Stock Options and Company Equity Awards to receive the consideration described in Section 2.2, (b) the right of the Company, on behalf of the holders of Shares and the holders of Company Stock Options and Company Equity Awards (each of which are third party beneficiaries hereunder to the extent required for this clause (b) to be enforceable), to pursue specific performance as set forth in Section 8.13 or, if specific performance is not sought or granted as a remedy, damages (which damages the parties agree may be based upon a decrease in share value or lost premium) in the event of Parent’s or Purchaser’s breach of this Agreement, (c) as provided in Section 5.5 (which is intended for the benefit of each Indemnified Party, all of whom will be third-party beneficiaries of these provisions) and (d) as provided in Section 8.7 (with respect to the Debt Financing Sources), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 8.7. Debt Financing Source Matters. Notwithstanding anything herein to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of Parent or any of its Affiliates under or pursuant to the Debt Commitment Letter or any other agreement entered into with respect to the Debt Financing), Company, on behalf of itself and its Subsidiaries, hereby (a) agrees that the Debt Financing Sources will not have any liability (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any claims, causes of action, obligations or any related losses, costs or expenses arising under, out of, in connection with or related in any manner to this Agreement or any of the Contemplated

Transactions or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided, that nothing in this Section 8.7 will limit the liability or obligations of the Debt Financing Sources party to the Debt Commitment Letter to Parent (and its successors and assigns) or the other parties to the Debt Commitment Letter), (b) agrees that the Debt Commitment Letter, the Definitive Agreements and/or the Debt Financing and any dispute arising under, out of, in connection with or related in any manner to the Debt Commitment Letter, the Definitive Agreements and/or Debt Financing will be governed by and construed in accordance with the Laws of the State of New York, (c) irrevocably and unconditionally waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect of any ligation directly or indirectly arising out of the Debt Commitment Letter, the Definitive Agreements and/or the Debt Financing or the performance of services in respect thereof or thereunder, (d) agrees (without limiting the foregoing clause (a)) not to bring any suit, action or proceeding against the Debt Financing Sources or which may arise pursuant to the Debt Commitment Letter, the Definitive Agreements and/or the Debt Financing or the performance of services in respect thereof or thereunder in any forum other than a New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in the City of New York, and the Company on behalf of itself and its Subsidiaries irrevocably consent to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, and agrees that it will not, and will not support any of its Affiliates in bringing, any suit, action or proceeding in any other court, (e) agrees that only Parent, Purchaser, Surviving Corporation or their respective Subsidiaries (or, at and after the Effective Time, the Company and its Subsidiaries) shall be permitted to bring any claim (including any claim for specific performance) against a Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of any of the agreements entered into in connection with the Debt Financing (including the Debt Commitment Letter), and that none of the Company, the Subsidiaries of the Company or any of their respective controlled Affiliates (except at or after the Effective Time as an Affiliate) shall be entitled to seek the remedy of specific performance with respect to Parent’s, Purchaser’s or their respective Affiliates’ rights under such agreements against the Debt Financing Sources party, thereto, (f) agree, solely prior to the Effective Time, in no event will any Debt Financing Source be liable to the Company or its Subsidiaries for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with the Debt Financing and (g) agree that the Debt Financing Sources are express third party beneficiaries of the third sentence of Section 7.5(f)(ii) and this Section 8.7 of this Agreement, and the Debt Financing Sources may enforce such rights under such provisions and such provisions (and any definitions used in such provisions or any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provisions would materially modify and abrogate the substance of this Section) shall not be amended, supplemented, waived or otherwise modified in any way adverse to any Debt Financing Source without the prior written consent of each related Debt Financing Source. Notwithstanding anything to the contrary contained herein, any modification, waiver or termination of (i) Section 8.8, (ii) Section 8.11, (iii) Section 7.7, (iv) the proviso of Section 8.6 or (v) this Section 8.7 or the definition of “Debt Financing Sources” (or any other provision of this

Agreement to the extent such modification, waiver or termination would modify the substance of such Sections or such definition) that is adverse to any Debt Financing Sources will not be effective without the prior written consent of the Lenders. This Section 8.7 will, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary. The provisions of this Section 8.7 will survive any termination of this Agreement.

Section 8.8. Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.9. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 8.10. Counterparts. This Agreement may be executed and delivered (including by facsimile, email transmission or DocuSign) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 8.11. Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement or the Merger, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement or the Merger in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided, that, each of the parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, ANY RELATED DOCUMENT, THE DEBT FINANCING OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 8.12. Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 8.11(a) in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.2. However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 8.13. Specific Performance.

(a) The parties hereto acknowledge and agree that, in the event of any breach of this Agreement, irreparable harm would occur that monetary damages could not make whole. It is accordingly agreed that (i) each party hereto will be entitled, subject to Section 8.13(b), in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of this Agreement in any action without the posting of a bond or undertaking and (ii) the parties hereto will, and hereby do, waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, the parties hereby acknowledge and agree that the Company shall be entitled to seek specific performance to cause Parent to draw down the full proceeds of the Cash Equity pursuant to the terms and conditions of the Equity Commitment Letter and to seek to cause Parent to effect the Closing in accordance with Section 1.4, in each case, only if (i) all conditions in Section 6.1 and the Offer Conditions have been satisfied (other than conditions that by their terms are to be satisfied by the delivery of documents or the taking of actions at the Acceptance Time or the Closing, each of which would be, at the time of the termination of this Agreement, satisfied if the Acceptance Time or the Closing were to occur at such time), (ii) the Debt Financing (or Alternative Debt Financing in accordance with Section 5.18) has been funded or will be funded at the Acceptance Time, (iii) the Company has confirmed to Parent and Purchaser by irrevocable written notice that (A) all of the conditions in Section 6.1 and the Offer Conditions have been satisfied (other than conditions that by their terms are to be satisfied by the delivery of documents or the taking of actions at the Acceptance Time or the Closing, each of which would be, at the time of the termination of this Agreement, satisfied if the Acceptance Time and the Closing were to occur at such time) or that the Company is irrevocably waiving any such condition that remains unsatisfied (to the extent permitted under this Agreement), (B) the Company is ready, willing and able to effect the Closing on such date of notice and at all times during the two (2) Business Day period immediately thereafter, and (iv) Parent and Purchaser fail to accept to purchase Shares validly tendered (and not validly withdrawn) in accordance with Section 1.1(a) and to consummate the Closing prior to 5:00 p.m. on the second (2nd) Business Day following the date of delivery of such written notification by the Company.

Section 8.14. Interpretation. When reference is made in this Agreement to a Section, such reference will be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. References to “ordinary course of business” refer to the ordinary course of business of the Company and the Subsidiaries of the Company, taken as a whole, including reasonable actions or omissions taken or to be taken by the Company in good faith from time to time in response to changing economics and other conditions, circumstances or events, including relating to or arising from COVID-19 or COVID-19 Measures and the results thereof. Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Time is of the essence with respect to the performance of the obligations set forth in this Agreement and the provisions hereof will be interpreted as such.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GINGER ACQUISITION, INC.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Authorized Signatory

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GINGER MERGER SUB, INC.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Authorized Signatory

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RADIUS HEALTH, INC.

By:	/s/ Kelly Martin
Name:	Kelly Martin
Title:	President and Chief Executive Officer

Annex I

CONDITIONS TO THE OFFER

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion (subject to the Merger Agreement), Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referenced above, the payment for, any validly tendered Shares if any of the conditions set forth below are not satisfied or waived in writing by Parent at one minute after 11:59 p.m. Eastern Time on the Expiration Date (the “Expiration Time”): (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the number of Shares validly tendered, and not validly withdrawn, equals at least the number of Shares sufficient for the Merger to be effected in accordance with Section 251(h) of the DGCL (the “Minimum Condition”) provided that for purposes of determining whether the Minimum Condition has been satisfied, Shares tendered into the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee will not be considered validly tendered and not withdrawn, (ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the consummation of the Contemplated Transactions in accordance with the HSR Act shall have expired, or been terminated or obtained, as applicable; and (iii) none of the following events shall have occurred and are continuing:

(a) There is pending any suit, action or proceeding by a Governmental Body (i) seeking to prohibit or impose any material limitations on Parent’s or Purchaser’s ownership or operation (or that of any of their respective Subsidiaries or Affiliates) of all or any material portion of their or the Company’s or any of the Company’s Subsidiaries’ businesses or assets, taken as a whole, or to compel Parent or Purchaser or their respective Subsidiaries or Affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent or their respective Subsidiaries, (ii) seeking to prohibit or make illegal the making or consummation of the Offer or the Merger, (iii) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase Shares in accordance with the Offer or the Merger such that the Minimum Condition would fail to be satisfied or (iv) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares including the right to vote the Shares purchased by it on all matters properly presented to the holders of the Shares;

(b) There is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, by or on behalf of a Governmental Body, to the Offer, the Merger or any other transaction contemplated hereby, or any other action will be taken by any Governmental Body, that is reasonably expected to result, directly or indirectly, in any of the consequences referenced in clauses (i) through (iii) of (b) above;

(c) The representations and warranties of the Company set forth in (i) Section 3.1 and Section 3.2 are not true and correct in all respects, (ii) Section 3.3(a) are not true and correct in all but de minimis respects, (iii) Section 3.9, Section 3.22, and Section 3.23 are not true and correct in all material respects, and (iv) any other representations and warranties of the Company set forth in Article III are not true and correct either when made or at and as of the Expiration Time, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Company Material Adverse Effect contained in such representations and warranties) would not have a Company Material Adverse Effect;

(d) The Company has not performed or complied in all material respects with all covenants and obligations that the Company is required to comply with or to perform under this Agreement at or prior to the Expiration Time;

(e) Since the date of this Agreement, there has been a Company Material Adverse Effect;

(f) The Company has not delivered to Parent a certificate signed by an authorized officer of the Company, dated the Closing Date, certifying as to the satisfaction by the Company of the conditions described in (c), (d) and (e) above; or

(g) The Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition (other than as a result of any action or inaction of Parent or Purchaser), and may be waived by Parent or Purchaser in whole or in part at any time and from time to time, at or prior to the expiration of the Offer, and in the sole discretion of Parent or Purchaser (except the Minimum Condition may not be waived), subject, in each case, to the Merger Agreement and applicable Law. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and, each such right will be deemed an ongoing right which may be asserted at any time and from time to time, at or prior to the expiration of the Offer.

“Merger Agreement” refers to the Agreement to which this Annex I is annexed. Each other capitalized term used in this Annex I has the meaning set forth in the Merger Agreement.

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